UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUTRON CORPORATION
(Name of Subject Company)

SUTRON CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

869380105
(CUSIP Number of Class of Securities)

Raul S. McQuivey
President and CEO
Sutron Corporation
22400 Davis Drive
Sterling, Virginia 20164
 (703) 406-2800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Scott D. Museles Aaron A. Ghais Shulman, Rogers, Gandal, Pordy & Ecker, P.A. 12505 Park Potomac Avenue, Suite 600 Potomac, Maryland 20854 (301) 230-5200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Sutron Corporation, a Virginia corporation (the “Company” or “Sutron”). The address and telephone number of the Company’s principal executive office is 22400 Davis Drive, Sterling, Virginia 20164, (703) 406-2800.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.01 per share, of the Company (the “Shares”). As of the close of business on June 26, 2015, 5,084,134 Shares were issued and outstanding (or 5,419,360 including outstanding options and vested and non-vested restricted stock units).

Item 2.	Identity and Background of Filing Person.

Name and Address.

Sutron is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above and are incorporated herein by reference. The Company’s website is www.sutron.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference, and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Satellite Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $8.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated June 26, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 26, 2015. The Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 21, 2015 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Sutron. The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Purchaser will be merged with and into Sutron (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement. As a result of the Merger, each Share (other than Shares owned by Parent, Purchaser or any of their respective subsidiaries or by the Company or any Company subsidiary) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest and less any applicable withholding taxes. Following the effective time of the Merger (the “Completion of the Merger”), Sutron will continue as an indirect wholly-owned subsidiary of Parent (after the Completion of the Merger, Sutron is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is 5 pm, New York City time, on July 27, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

According to the Schedule TO, the business address and telephone number for Parent are 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037, (202) 828-0850, and the business address and telephone number for Purchaser are 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037, (202) 828-0850.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, to the knowledge of Sutron, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between Sutron or any of its affiliates, on the one hand, and (a) any of its executive officers, directors or affiliates, or (b) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Sutron, Parent and Purchaser.

Merger Agreement.

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to this Schedule 14D-9, are incorporated in this Schedule 14D-9. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company or Parent in their respective public reports filed with the SEC. In particular, the Merger Agreement and the related summary are not intended to be, and should not be seen as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances under which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Under the Merger Agreement, completion of the Offer is subject to several conditions, including (i) that 66 2/3% of the Shares outstanding (determined on a fully diluted basis) be validly tendered and not validly withdrawn prior to the expiration of the Offer; (ii) the absence of a law or order enacted, enforced, issued, in effect or deemed applicable to the Offer or the Merger by any governmental entity which makes illegal, or would reasonably be expected to, make illegal or otherwise prohibits or materially delays the consummation of the Offer or the Merger; (iii) the absence of a material adverse effect on the Company; and (iv) certain other customary conditions.

The Merger Agreement also provides that following consummation of the Offer and satisfaction of certain customary conditions, Purchaser will be merged with and into the Company, with the Company surviving as a wholly-owned indirect subsidiary of Parent.  Upon completion of the Merger, each Share outstanding immediately prior to the effective time of the Merger (excluding those Shares that are held by Parent, Purchaser or the Company) will be converted into the right to receive the Offer Price. Consummation of the Offer and the Merger are not conditional on Parent’s receipt of financing.

In the event Purchaser acquires at least 90% of the outstanding Shares, including through exercise of the Top-Up Option (as defined below), the Merger may be effected as a “short-form” merger without a meeting of the Company’s stockholders or the Company Board (as defined below) to approve the adoption of the Merger Agreement.  Otherwise, the Company will hold a special stockholders’ meeting to obtain stockholder approval of the Merger.  Subject to the terms of the Merger Agreement and applicable law, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”), which Parent or Purchaser may exercise after completion of the Offer, to purchase from the Company a number of newly-issued Shares equal to the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than the number of Shares necessary for Purchaser to effect a “short form” merger (after giving effect to the issuance of shares pursuant to the exercise of the Top-Up Option); provided, however, that (i) the Top-Up Option shall not be exercisable for a number of Shares in excess of the Shares that the Company is authorized to issue under the Company’s articles of incorporation (the “Articles of Incorporation”) but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option, and (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares shall not be prohibited by any governmental order.  Purchaser will pay the Offer Price for each Share acquired upon exercise of the Top-Up Option.

Parent and the Company have made customary representations, warranties and covenants in the Merger Agreement, including covenants (i) to promptly effect all registrations, filings and submissions required pursuant to any required governmental approvals, the Securities Exchange Act of 1934 and other applicable laws with respect to the Offer and the Merger; and (ii) to use their commercially reasonable efforts to take all appropriate action to consummate and effectuate the transactions contemplated by the Merger Agreement.

The Company has agreed to (i) conduct its business in all material respects in the ordinary course consistent with past practice prior to consummation of the Merger and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization.  The Company has also agreed to comply with certain other operating covenants through the consummation of the Merger.

The Company has agreed not to solicit, initiate or facilitate, or engage in discussions concerning, alternative proposals for the acquisition of the Company.  However, subject to the satisfaction of certain conditions, the Company and its board of directors, as applicable, would be permitted to take certain actions which may, as more fully described in the Merger Agreement, include terminating the Merger Agreement or changing the board of directors’ recommendation, following receipt of an unsolicited proposal, if the board of directors of the Company (the “Board” or the “Company Board”) has concluded in good faith after consultation with its outside advisors that the proposal constitutes a Superior Proposal (as defined in the Merger Agreement) and failure to do so would violate its fiduciary duties.

The Merger Agreement can be terminated by Parent or the Company under certain circumstances, and the Company may be required to reimburse Parent for up to $750,000 of expenses in connection with certain terminations and to pay to Parent a termination fee in the amount of $1.75 million (net of any expenses previously reimbursed to Parent) (the “Breakup Fee”).

The Merger Agreement has been unanimously authorized and approved by the Board, and, as discussed in greater detail below, the Board unanimously recommends that stockholders of the Company tender their Shares in the Offer and, if necessary, vote to approve the Merger.

Tender and Support Agreement.

Immediately prior to the execution of the Merger Agreement, each director, certain officers and certain other shareholders of the Company entered into a tender and support agreement (the “Support Agreement”) with Parent and Purchaser.  These directors, officers and shareholders are:

•	Raul S. McQuivey, Ph.D

•	Ashish H. Raval

•	Daniel W. Farrell

•	Leland R. Phipps

•	John F. DePodesta Esq.

•	Larry C. Linton

•	Jill E. Farrell

•	Vaishali Raval

•	The Raul S. McQuivey Trust

•	The Karen T. McQuivey Trust

Pursuant to the Support Agreement, each of these stockholders (the “Support Stockholders”) has agreed (solely in their capacity as stockholders and, if applicable, as holders of Options and RSUs (each as defined below)), among other things (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares owned or thereafter acquired by such stockholder as promptly as practicable (but in no event later than ten (10) business days after the commencement of the Offer), (ii) not to transfer any of such stockholder’s equity interests in the Company, including any Shares, subject to certain exceptions, (iii) not to take any action that would interfere with the performance of such stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such stockholder’s Shares in support of the Merger in the event that stockholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (vi) to grant to Parent or its designee an irrevocable proxy to vote its Shares in accordance with items (iv) and (v) above, (vii) not to initiate, solicit, propose, knowingly encourage or take any action to knowingly facilitate, or engage in, continue or otherwise participate in discussions with third parties regarding other proposals to acquire the Company, except as permitted by the Merger Agreement, and (viii) not to commence or join in (and to take all steps necessary to opt out of any class in a class action) any claim or action, derivative or otherwise, against Parent, Purchaser or Sutron, or any of their respective successors challenging the validity of or seeking to enjoin the operation of, any provision of the Tender and Support Agreement or alleging breach of fiduciary duty of any person in entering into the Merger Agreement. The Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the completion of the Merger, (iii) the date the Offer shall have been terminated or the Expiration Date shall have occurred, in each case without acceptance for payment of the stockholder’s Shares pursuant to the Offer, (iv) any change to the terms of the Offer or the Merger without the prior written consent of a Tender and Support Stockholder that (A) reduces the Offer Price or the merger consideration (subject to adjustment in compliance with Section 2.1(c) of the Merger Agreement) or (B) changes the form of consideration payable in the Offer or the Merger, and (v) the mutual written consent of the parties to the Support Agreement.

Excluding RSUs that vest and Options that are exercisable within 60 days, approximately 22% of the issued and outstanding Shares of the Company are subject to the Support Agreement.

The foregoing summary and description of the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Support Agreement, which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Non-Competition Agreement.

Concurrently with the execution of the Merger Agreement, each of the following officers of the Company entered into a letter agreement regarding non-competition, non-solicitation and confidentiality (the “Non-Competition Agreement”) with Parent and Purchaser: Raul S. McQuivey, Ashish H. Raval, and Daniel W. Farrell. Pursuant to the Non-Competition Agreement, each of the officers has agreed, among other things, to (i) not compete with the Company or the Surviving Corporation during the Restricted Period, (ii) not solicit the Company’s, its subsidiaries’ or the Surviving Corporation’s employees, contractors, vendors, and customers in order to entice such persons away from the Company or the Surviving Corporation during the Restricted Period, (iii) not disclose the Company’s confidential information, and (iv) release all claims against the Company. The “Restricted Period” means (a) with respect to Raul S. McQuivey, a period of five (5) years from and following the Effective Time, (b) with respect to Daniel W. Farrell, a period of four (4) years from and following the Effective Time, and (c) with respect to Ashish H. Raval, a period of three (3) years from and following the Effective Time.

The foregoing summary and description of the Non-Competition Agreement do not purport to be complete and are qualified in their entirety by reference to the Non-Competition Agreement, which is filed as Exhibit (e)(3) and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Overview.

Certain executive officers and directors of Sutron may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of Sutron’s stockholders generally. These interests may present these individuals with certain potential conflicts of interest. In reaching its decision to approve the Merger Agreement and the Contemplated Transactions, the Board of Directors was aware of these potential conflicts of interest and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer.

If the executive officers and directors of Sutron who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Sutron. As of June 26, 2015, the executive officers and directors of Sutron and their respective affiliates beneficially owned, in the aggregate, 1,441,470 Shares, which amount includes equity awards that will become exercisable or otherwise convertible into Shares within 60 days. If the directors, executive officers and their affiliates were to tender all of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors, officers and their affiliates would receive an aggregate of approximately $10,655,976 in cash, without interest and less any applicable withholding taxes. and, in the case of Options (as defined below), which reflects the deduction for any exercise price.

Effect of the Merger on Options.

The Merger Agreement provides that upon Completion of the Merger, any option to acquire Company stock (each an “Option”) issued or granted pursuant to any Company stock option plan (“Company Stock Pans”), whether vested or unvested, shall be canceled, with the holder of such Option becoming entitled to receive, as soon as practicable following the Completion of the Merger, in full satisfaction of the rights of such holder with respect thereto, an amount in cash (without interest and less any required withholding taxes) (the “Option Payment”) equal to the excess, if any, of the per share Offer Price over the exercise price per share of Company stock of such Option multiplied by, (i) if the Option vests solely upon the continued employment of the holder, the total number of shares of Company stock subject to such Option immediately prior to the Completion of the Merger, (ii) if the Option vests, in whole or in part, upon any criteria other than solely by the continued employment of the holder, the total number of shares of Company stock subject to such Option that would vest if the target level of performance had been achieved, or (iii) if the Option is fully vested before the Completion of the Merger, or becomes fully-vested at the Completion of the Merger, the total number of shares of Company stock subject to such Option immediately prior to the Completion of the Merger.

Promptly following the Completion of the Merger (but in no event later than five (5) business days following the Completion of the Merger), Parent shall pay to each holder of an Option a check in an amount due and payable to such holder.

Effect of the Merger on Restricted Stock Units.

The Merger Agreement provides that, at the Completion of the Merger, each Company Restricted Stock Unit (each “RSU”), whether vested or unvested, shall be canceled, with the holder of such RSU becoming entitled to receive, as soon as practicable following the Completion of the Merger, in full satisfaction of the rights of such holder with respect thereto, an amount in cash (without interest and less any required withholding taxes) equal to the per share Offer Price multiplied by, (i) if the RSU would otherwise vest solely upon the continued employment of the holder, the number of shares of Company stock subject to such RSU immediately prior to the Completion of the Merger, (ii) if the RSU would otherwise vest, in whole or in part, upon any criteria other than solely by the continued employment of the holder, the number of shares of Company stock subject to such RSU that would vest if the target level of performance had been achieved, or (iii) if the RSU is fully vested before the Completion of the Merger but has not been settled in shares of Company stock, or becomes fully-vested at the Completion of the Merger, the number of shares of Company stock subject to such RSU immediately prior to the Completion of the Merger.

Promptly following the Completion of the Merger (but in no event later than five (5) business days following the Completion of the Merger), Parent shall pay to each holder of an RSU a check in an amount due and payable to such holder.

The table below sets forth information regarding the Options and RSUs held by Sutron’s executive officers, directors and certain other shareholders as of June 21, 2015, that would be exchanged at the Completion of the Merger into the right to receive the Option Payment (if any) or the Offer Price (in the case of RSUs).

Name of Stockholder	Shares of Common Stock	Company Stock Options	Company Restricted Stock	Company Restricted Stock Units
Executive Officers:
Raul S. McQuivey, Ph.D.	190,600
Ashish H. Raval	28,750	175,000		12,500
Glen E. Goold		100,000
Daniel W. Farrell	226,308

Non-Employee Directors:
Leland R. Phipps	6,000	21,000		3,000
John F. DePodesta Esq.	6,000	3,863		3,000
Larry C. Linton	6,000	3,863		3,000

Other Stockholders:
The Raul S. McQuivey Trust and the Karen T. McQuivey Trust	647,586
Jill E. Farrell	See note 1.
Vaishali Raval	5,000

1 Mr. Farrell’s holdings consist of 94,958 shares that are held by Mr. Farrell and Jill E. Farrell, Mr. Farrell’s wife, as Joint Tenants with a Right of Survivorship. 131,360 shares are owned directly by Mr. Farrell.

Employment Agreements and Change in Control Agreements with the Company.

The Company has not entered into any written employment agreements with any of its executive officers.  There are no agreements with any officer or director of the Company pursuant to which a change of control triggers any bonus or other payment.

Summary of Potential Payments Upon Change in Control.

Option agreements and RSUs provide for the immediate vesting of all unvested stock options and RSUs in the event of a change in control of the Company.  As noted above, pursuant to the Merger Agreement, all Options and RSUs will be cancelled in consideration of the Option Payment (in the case of Options) or the Offer Price (in the case of RSUs).  Other than this, no agreement with any officer or director provides for any bonus, severance, or other payments upon a change in control.

Representation on the Board of Directors.

The Merger Agreement provides that, effective upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”) and from time to time thereafter, Parent shall be entitled to designate up to such number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Company Board and (ii) a fraction, the numerator of which is the number of Shares held by Parent and the Purchaser (giving effect to the Shares purchased pursuant to the Offer and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option), and the denominator of which is the total number of then outstanding Shares.  Upon request from Parent, Sutron has agreed from time to time after the Acceptance Time to take all actions necessary, including securing resignations of incumbent directors, and/or increasing the size of the Board of Directors, to enable Parent’s designees to be elected or designated to the Board of Directors.  From time to time after the Acceptance Time, the Company shall take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Company Board and on each committee of the Company Board to the fullest extent permitted by all applicable laws, including the rules of the NASDAQ Capital Market.  The date on which the majority of the Company's directors are designees of Parent that have been effectively elected or appointed to the Company Board in accordance with the Merger Agreement is referred to in the Merger Agreement as the “Board Appointment Date.”

Notwithstanding the foregoing, the Merger Agreement provides that at all times prior to the Completion of the Merger, the Company Board shall include at least three (3) directors (“Continuing Directors”) who were members of the Company Board immediately prior to the election or appointment of directors designated by Parent, each of whom shall be an “Independent Director” under the federal securities laws and the rules of the NASDAQ Capital Market and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto.

Prior to the Completion of the Merger, the approval of a majority of the Continuing Directors shall be required in order to (i) amend or terminate the Merger Agreement, or agree or consent to any amendment or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or the Purchaser under the Merger Agreement, (iii) waive any of the Company’s rights under the Merger Agreement, or (iv) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

The foregoing summary concerning representation on the Board of Directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Directors’ and Officers’ Insurance and Indemnification.

Section 13.1-697 of the Virginia Stock Corporations Act (“VSCA”) provides that a Virginia corporation may indemnify a director or officer made a party to a proceeding by virtue of his or her position if that director or officer:

• Conducted himself in good faith; and

• Believed:

o	In the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and

o	In all other cases, that his conduct was at least not opposed to its best interests; and

o	In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

That section further provides that a Virginia corporation may not indemnify a director or officer:

•
In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard for permissible indemnification; or

•
In connection with any other proceeding charging improper personal benefit to the director or officer, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

The  Articles of Incorporation provide that “to the full extent permitted by the [VSCA]… the [Company] shall indemnify any person who is or was a party to any proceeding by reason of the fact that he is or was a Director or officer of the [Company], or is or was serving at the request of the [Company] as a director, officer, partner, trustee or in a similar capacity of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding.”  Further, the Articles of Incorporation provide that the Board of Directors may, by a vote of disinterested directors, cause the corporation to indemnify or contract to indemnify any person not specified above.

The Company’s by-laws (the “By-Laws”) provide that “any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or in testate representative is or was a Director, officer or employee of the [Company], or of any corporation in which he served as such at the request of the [Company], shall by indemnified by the [Company] against reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement of action suit or proceedings, or in connection with any appeal therein, to the fullest extent provided by the law.”

The Company has not entered into any separate indemnification agreements with any of its officers or directors.

The Merger Agreement provides that all rights of indemnification existing in favor of the current or former directors and officers of the Company (the “Indemnified Parties”) as provided in the Articles of Incorporation and the By-Laws or under any indemnification agreements between any Indemnified Party and the Company, in each case as in effect on the date of the Merger Agreement with respect to matters occurring prior to the Board Appointment Date, shall survive the Merger and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable law.  For a period of six (6) years after the Board Appointment Date, Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of Indemnified Parties and advancement of expenses than are set forth as of the date of the Merger Agreement in the Articles of Incorporation and the By-Laws to the extent permitted by applicable law.

The Merger Agreement provides that, through the sixth anniversary of the Board Appointment Date (the “Tail Period”), the Surviving Corporation will maintain directors’ and officers’ liability insurance (“D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s current D&O Insurance with respect to claims arising from facts or events that occurred on or before the Board Appointment Date. However, in no event will the aggregate costs of such insurance policies exceed in any one (1) year during the Tail Period 300% of the current aggregate annual premiums paid by the Company for such purpose.  The Company may, at any time prior to the Acceptance Time, in satisfaction of Parent’s and the Surviving Company’s obligations, obtain a prepaid (or “tail”) directors’ and officers’ liability insurance policy, the material terms of which, including coverage and amount, are no less favorable in the aggregate to such directors and officers than the insurance that would otherwise be required to by obtained by Parent or the Surviving Company under the provisions of the Merger Agreement described above.

The foregoing summary of directors’ and officers’ insurance and indemnification does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Continuing Employees.

Certain employees of the Company will continue to serve as employees of the Surviving Corporation or its affiliates after the Merger is complete (“Continuing Employees”).  Following the time the Merger is complete, Parent will either (i) until December 31, 2015, continue (or cause the Company to continue) to maintain the Company Plans (as defined below) and the annual compensation and cash incentive or cash bonus opportunities (other than equity compensation or defined benefit pension plans) of Continuing Employees on substantially the same terms as in effect immediately prior to the consummation of the Merger, (ii) arrange for each Continuing Employee to participate in the employee benefit plans and arrangements, including annual compensation arrangements, of Parent or its applicable subsidiary (other than equity compensation or defined benefit pension plans) (“Parent Plans”), or (iii) a combination of clauses (i) and (ii) so that, until December 31, 2015, each Continuing Employee shall have benefits and compensation that are substantially similar in the aggregate to benefits and compensation (other than equity compensation or defined benefit pension plans) provided either to such Continuing Employee before the Merger or similarly situated employees of Parent under Parent Plans.

Each Continuing Employee will be given credit for all service with the Company and their respective predecessors under any Parent Plan in which such Continuing Employee is eligible to participate, for purposes of eligibility and vesting, to the extent past service was recognized for such Continuing Employees under comparable Company Plans immediately prior to the consummation of the Merger, and to the same extent past service is credited under such plans or arrangements for similarly situated employees of Parent.  Notwithstanding the foregoing, nothing in the relevant provisions of the Merger Agreement shall be construed to require crediting of service that would result in (i) duplication of benefits, (ii) service credit for benefit accruals under a defined benefit pension plan, or (iii) service credit under a newly established plan for which prior service is not taken into account for employees of Parent and its subsidiaries generally.

“Company Plans” under the Merger Agreement means employment or consulting agreements, all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), all other medical, dental, life insurance, equity (including the Company Stock Plans), bonus or other cash or equity-related incentive compensation, disability, salary continuation, severance, retention, change in control, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and any other material plans, agreements, policies, trust funds or arrangements (whether written or unwritten) (i) established, maintained, sponsored or contributed to by the Company maintained within the United States or (ii) with respect to which the Company or any Person that, at any relevant time, could be treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Internal Revenue Code or Section 4001 of ERISA.  Under the Merger Agreement, “Company Stock Plans” means all employee, independent contractor and director stock plans or arrangements of the Company and all individual consultant, employee, director or other contracts that provide for any Company options, or any other right of any kind to receive shares of Company stock or benefits measured by the value of a number of shares of Company stock, or any other award of any kind consisting of shares of Company stock (including stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards).

Item 4.	The Solicitation or Recommendation.

On June 20, 2015, the Board of Directors unanimously:

•	determined that the Offer and the Merger are advisable, fair to and in the best interests of Sutron and its stockholders;
•	approved the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, in accordance with the VSCA; and
•	recommended that Sutron’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, vote for the approval and adoption of the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that Sutron’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, vote for the approval and adoption of the Merger Agreement.

Background of the Offer.

As part of their ongoing activities and review of the Company’s business and financial performance, the Board and management regularly evaluate the Company’s long-term strategic relationships, including capital formation or other investment transactions, potential strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and divestitures and other business combinations as well as its continued operation as an independent company, each with a view toward enhancing shareholder value.

On October 30, 2014, certain executives of the Company, including Raul McQuivey, President, Chairman and Chief Executive Officer; Glen Goold, Corporate Secretary and Chief Financial Officer; and Ashish H. Raval, Director and Senior Vice President of the Company, met with certain executives of Parent, including Glenn Cruger, an executive of Hach Company, an affiliate of Parent; and Mark Beck, an Executive Vice President of Parent, at Parent’s corporate headquarters, to introduce Mr. Beck as the new Executive Vice President overseeing Parent’s water quality platform.  At that meeting, Parent’s possible interest in an acquisition of the Company was mentioned.

On November 11, 2014, Sutron’s Board met. In addition to ordinary business discussions, Dr. McQuivey reported on the October 30 visit to the Board.  The Board expressed their recommendation that the Company should continue discussions with Parent.  Dr. McQuivey called Mr. Beck and expressed interest in pursuing discussions of a potential acquisition of Sutron by Parent.

On November 14, 2014, Mr. Cruger called Dr. McQuivey to discuss the process relating to a potential acquisition.  The parties also discussed timing for a two-day presentation by the Company to representatives of Parent.

On November 20, 2014, Sutron entered into a Confidentiality Agreement with OTT Messtecknik GmbH & Co. KG (“OTT”), an indirect wholly-owned subsidiary of Parent, in connection with a possible acquisition of Sutron by Parent, after which the Company and OTT began to exchange non-public information in connection with a potential transaction. Throughout this period, Company management periodically spoke with representatives of Parent/OTT with respect to the review process and the potential for a transaction between the companies.  The Board discussed the need to engage an investment banker or other financial advisor to aid in positioning the Company for its presentation to Parent and the possible timing of any such engagement. Thereafter, over the course of the next 10 days, Board members contacted several investment banking firms and financial advisory firms to ascertain, under confidentiality agreements, their interest in representing the Company.

On November 25, 2014, Mr. Cruger called Dr. McQuivey to discuss the proposed management presentation on January 14, 2015 and January 15, 2015.

On December 4, 2014, Sutron’s Board met to interview a potential investment banker candidate.  After the conclusion of this interview, the Board discussed the merits of the proposal submitted by the candidate.

On December 8, 2014, Sutron’s Board met to interview two other potential investment banker candidates and a legal representation candidate.  After the conclusion of these interviews, the Board discussed the relative merits of the proposals submitted by the candidates.

On December 10, 2014, as requested by the Sutron Board, Messrs. DePodesta and Goold interviewed another potential legal representation candidate.  At the conclusion of this interview, Messrs. DePodesta and Goold provided their recommendation to the Board.  The Board determined to retain Shulman, Rogers, Gandal, Pordy & Ecker, P.A. (“Shulman Rogers”) as the Company’s legal counsel.

On December 18, 2014, Sutron’s Board met to discuss Parent’s potential interest in acquiring Sutron.  Also present were attorneys from the law firm of Shulman Rogers.  The Board first discussed Parent’s potential interest in an acquisition of the Company and Parent’s request for a presentation on the business of the Company.  The Board affirmed its intent to consider Parent’s interest and to position the Company appropriately for its presentation to Parent.  The Board members then discussed, with the participation of Shulman Rogers, their fiduciary obligations in the context of the potential sale of the Company.  The Board considered and discussed with counsel creating a special committee composed only of independent directors to evaluate and approve any acquisition, but ultimately determined this was not necessary given the fact that the majority of the Board is composed of independent directors.  Next, the Board again discussed the need to engage an investment banking firm or other financial advisor to aid in positioning the Company for its presentation to Parent.  The Board considered a variety of factors in determining which investment bank or financial advisor to engage and noted that Janney Montgomery Scott LLC (“Janney”) was familiar with the Company’s business and the industry and that the Company’s management is comfortable with Janney’s involvement.  Based on the discussion among the Board members, the Board determined that engaging Janney to help position the Company would be appropriate, subject to reaching agreement on certain issues, including scope of work, exclusivity, and compensation.

On December 19, 2014, after satisfactorily resolving the open engagement issues and determining Janney to be independent and without material conflict of interest, Sutron retained the services of Janney to serve as Sutron’s exclusive financial adviser in connection with a potential sale transaction.

On January 12, 2015, Janney reviewed for the Sutron Board the outlines and themes of the presentation it was assisting management to present to Parent.  The Board commented extensively and proposed certain modifications.

On January 13, 2015, OTT and the Company entered into a standstill agreement (the “Standstill Agreement”).  Among other things, the Standstill Agreement limited OTT’s and its affiliates’ ability to acquire beneficial ownership of the Company’s securities or make certain public announcements regarding the potential for or possibility of a transaction with the Company.  The Standstill Agreement was amended on June 21, 2015 to terminate the standstill restrictions immediately prior to OTT or any of its affiliates entering into the Merger Agreement.

On January 14 and 15, 2015, certain executives of Parent and its affiliates, including Mr. Beck and Mr. Cruger; executives of the Company, including Dr. McQuivey, Mr. Goold and Mr. Raval; and representatives of Janney, all met to discuss the Company.  Sutron executives conducted a management presentation for Parent at which it presented an overview of the business and gave an update on recent key developments. Both Parent and Sutron executives discussed potential synergies from a combination of the two companies.

On February 17, 2015, the Sutron Board held a telephonic meeting to discuss an anticipated offer for the purchase of Sutron by Parent.  Glen Goold was also on the call and, by invitation, investment bankers from Janney, and attorneys from Shulman Rogers.  The Board discussed an anticipated offer from Parent to acquire all outstanding shares of Sutron. The Board received legal advice pertaining to its fiduciary obligations in a process involving the sale of Sutron, including whether and to what extent, the Board could consider qualitative factors in addition to financial factors in an opportunity to sell the Company.  There was extensive discussion of potential courses of action depending upon the nature and content of an offer, including the parameters and metrics used to evaluate an offer, and assessing and testing the market for other potential interested acquirers.  There was consensus that additional discussions would be had once an actual offer was received from Parent.

On February 18, 2015, Mr. Cruger met with Dr. McQuivey at the Company to discuss further the potential acquisition.

On February 24, 2015, the Board received a non-binding offer from Parent expressing Parent’s interest in acquiring Sutron for a cash price per share ranging from $7.80 to $8.05, subject to certain contingencies.

On March 5, 2015, Sutron held a meeting of its Board to, among other things, assess Sutron’s options in light of the February 24 letter from Parent.  Glen Goold was also on the call and, by invitation, were investment bankers from Janney and an attorney from Shulman Rogers.  In discussing Parent’s non-binding offer, Janney provided a detailed review of Parent’s non-binding offer of $7.80 to $8.05 per share in cash (the latter non-binding offer contingent upon closing of a certain contract by late March 2015) and compared the financial valuation with various market metrics and industry comparables.  The Board discussed with Janney whether the non-binding offer was fair and Janney presented to the Board its potential options.  The Board unanimously determined to respond to Parent by expressing higher valuation expectations and that the Company would consider entering into exclusive negotiations to allow Parent “exclusivity”, subject to allowing the Company to respond to competing offers within 30 days of public notice of the execution of a definitive agreement with Parent.

On March 9, 2015, Sutron held a telephonic meeting of its Board to reassess how the Company should respond to Parent’s non-binding offer of $7.80 to $8.05 per share in cash in light of conversations Janney had with representatives of Parent.  The Board agreed  that it would continue discussions with Parent only if Parent materially increased its offer.  The Board unanimously determined to present Parent with a letter with a counter offer in the “$9 plus per share range,” and no exclusivity in order to create a competitive process, allow for topping bids and meet the Board’s fiduciary responsibilities to shareholders.

On March 12, 2015, the Company provided Parent with a letter setting forth a counter offer of “$9 plus per share” and which did not provide Parent with exclusivity.

On March 20, 2015, Sutron received a revised non-binding offer from Parent for the acquisition of Sutron through a proposed purchase of all outstanding shares of Sutron stock for $8.50 in cash. This revised non-binding offer eliminated a prior contingency requiring the Company to secure a certain contract.  The revised non-binding offer from Parent mandated a response from Sutron by March 25, 2015.  In its revised non-binding offer, Parent offered to have three Parent principals meet with the Board to discuss the non-binding offer.

On March 23, 2015, Sutron held a telephonic meeting of its Board to review Parent’s revised non-binding offer from March 20.  Glen Goold was also on the call and, by invitation, investment bankers from Janney and an attorney from Shulman Rogers.  The Board discussed and reviewed various market and industry indicators and the universe of potential buyers for Sutron.  After the discussion, the Board determined to accept Parent’s non-binding offer of an in-person meeting with Parent decision makers and Sutron’s Board to hear directly from Parent regarding their vision for the combined Parent/Sutron platform.  The Board asked Janney to contact Parent to request an in-person meeting and to obtain a waiver from the mandate to respond to Parent’s revised non-binding offer by March 25, 2015.  Janney then requested Board members to consider an agenda of issues they wished Parent to address at the proposed in-person meeting with Parent executives and Sutron’s Board.

On March 26, 2015, Sutron held a telephonic meeting of its Board to discuss various issues relating to Parent’s non-binding offer.  Glen Goold was also on the call and, by invitation, investment bankers from Janney, and attorneys from Shulman Rogers.  The Board reviewed the issues that they wished to address at the upcoming in-person meeting between Parent executives and Sutron Board members. After the discussion, there was consensus on the issues that would be presented to Parent and Janney was asked to communicate the issues to Parent in advance of the meeting.

Also on March 26, 2015, the Company Board submitted a letter to Parent accepting Parent’s non-binding offer to have Parent principals meet with the Board to discuss the revised non-binding offer described in the letter dated March 20.

On April 2, 2015, the Board met twice with Parent executives for approximately three hours in the aggregate at lunch and at Sutron’s headquarters to discuss the strategic fit of the Company with respect to Parent’s environmental platform and to answer questions posed by the Company Board.

Also on April 2, 2015, Sutron’s Board of Directors held a meeting after the lunch and meeting with the Parent principals.  Glen Goold was also present and, by invitation, investment bankers from Janney.  The Board discussed its impressions of their meeting with Parent’s executives, their existing non-binding offer, and their vision of a combined Parent/Sutron platform.  There was general consensus that the Parent opportunity is favorable for Sutron as Parent is uniquely positioned to combine with Sutron to enhance Sutron’s ability to address the needs of its customer base.  There was then extensive discussion on next steps and whether Parent’s current non-binding offer is compelling enough to proceed forward on a direct negotiation basis.  There was consensus to proceed by preparing a written response from the Board to Parent indicating that Sutron will proceed, in principal, with the current non-binding offer proposed by Parent and move to the next phase of Parent’s due diligence. However, it was agreed that the contemplated subsequent documentation of a letter of understanding and a definitive agreement must contain provisions that allow Sutron to retain rights to respond to offers from third parties for a reasonable period after public notice of the proposed Parent transaction.

On April 6, 2015, the Board sent a letter to Parent expressing its desire to advance strategic discussions with Parent based on the non-binding offer from March 20 and the discussion and materials Parent had presented on April 2.

On April 7, 2015, Sutron received a letter from Parent setting out a revised non-binding offer by Parent of $8.50 per share in cash, with no financing contingency or contingencies regarding the obtaining of certain contracts.  The letter also requested that Sutron provide a countersignature and return it to Parent and that, in doing so, Sutron would agree to a period of exclusivity with Parent.

On April 9, 2015, the Sutron Board held a telephonic meeting. Glen Goold was also on the call and, by invitation, investment bankers from Janney, and attorneys from Shulman Rogers. The Board discussed and consulted with counsel on exclusivity and fiduciary obligations in providing exclusivity.  The Board generally discussed and weighed the conditions and terms of Parent’s proposed non-binding offer and emphasized the need to retain rights to respond to offers from third parties for a reasonable period after public notice of the proposed Parent transaction.

On April 10, 2015, following discussions between the parties, the Company’s Board sent Parent a revised letter of intent.

On April 14, 2015, Sutron and Parent executed a non-binding letter of intent for Parent to acquire all of the issued and outstanding shares of Sutron common stock for a price of $8.50 per share and agreed to a 30-day exclusivity period.  This letter of intent included an exclusivity agreement (the “Exclusivity Agreement”) that granted Parent exclusive dealing with respect to Sutron (specifically agreeing that neither the Company nor its affiliates or agents would discuss or negotiate with, or accept an offer from, any other party with respect to the purchase of, or investment in, the Company, including the acquisition of any material assets) and agreed to promptly notify Parent if any inquiries, proposals or offers with respect to the purchase of, or investment in, the Company or the acquisition of any of its material assets was received by the Company, its affiliates or agents.

During the period from April 14, 2015 through the execution of the Merger Agreement, representatives of Parent, including certain of Parent’s external advisors, conducted extensive due diligence on the Company.

On April 20, 2015, the Sutron Board held a telephonic meeting.  Glen Goold also attended and, by invitation, investment bankers from Janney, and attorneys from Shulman Rogers.  The Board discussed a lengthy due diligence request received by Parent and the potential for extending exclusivity, as well as timing for providing due diligence materials requested by Parent. The Board discussed the proposed structure of Parent’s non-binding offer and proposed acquisition process, including the “top-up option” and a proposed tender and support agreement.  The Board also determined to hold its annual shareholder meeting as planned.  The Board also discussed with Janney the structure, timing and cost of a proposed fairness opinion engagement.  The Board considered alternatives to Janney for providing the fairness opinion.  Counsel determined to submit to each Board member a questionnaire to determine whether the director was “disinterested” in terms of a potential acquisition by Parent.

On May 8, 2015, Sutron executed an extension of the exclusivity period with Parent, extending the exclusivity period to May 31, 2015.

On May 12, 2015, Sutron management held a meeting with Parent to discuss Sutron’s Q1 financial performance, plans and expectations for the rest of 2015 and the current status of the backlog and sales funnel. Sutron provided Parent a current financial outlook for the Company.

On May 13, 2015, Sutron’s counsel, Shulman Rogers, received an initial draft of the Merger Agreement from Parent’s counsel, Greenberg Traurig, LLP (“GT”). During the period from May 13, 2015 through the date of execution of the Merger Agreement, the management teams and legal advisors of the Company, under the direction of the Sutron Board, and Parent negotiated the terms of the Merger Agreement, including with respect to the non-solicitation covenants, the amount of the break-up fee and the amount of expense reimbursement Parent would be entitled to under certain circumstances.  During that period, a number of drafts of the merger agreement were exchanged and negotiated between the parties.  Also, during that period, representatives of Parent informed the Company of Parent’s position that certain directors and officers of the Company would be asked to execute the Support Agreement and that certain senior executive officers would be required to execute the Non-Competition Agreements.

On May 15, 2015, Sutron publicly announced results for the first quarter ended March 31, 2015.

On May 18, 2015, Sutron’s Board held a telephonic meeting. Glen Goold also attended and, by invitation, investment bankers from Janney, and attorneys from Shulman Rogers.  The Board discussed the proposed timing of an acquisition by Parent.  The Board also discussed recent performance and whether updated projections are needed in connection with evaluation of a transaction.

On May 20, 2015, Sutron’s Board held a meeting.  Glen Goold also attended.  The Board discussed retaining Janney to render a fairness opinion with regard to the Parent transaction.  Mr. DePodesta was authorized to negotiate the financial terms of that retainer with Janney.

Also on May 20, 2015, Sutron held its annual shareholders’ meeting.

On May 26, 2015, Sutron’s Board held a meeting.  Glen Goold also attended and, by invitation, investment bankers from Janney, and attorneys from Shulman Rogers.  The Board discussed with Shulman Rogers the current draft of the merger agreement, in detail, as well as the general structure and timing of the proposed deal.  The Board discussed with Shulman Rogers its ability to respond to competing bids and evaluated its fiduciary duties in light of the current draft merger agreement.

On May 29, 2015, Sutron executed an extension of the exclusivity period with Parent, extending the exclusivity period indefinitely until one of the parties terminates the period in writing.

Also on May 29, 2015, a representative of GT delivered a draft Support Agreement to representatives of the Company.  During the period from May 29, 2015 through the date of execution of the Support Agreement, the applicable stockholders and the management teams and legal advisors of the Company, under the direction of the Sutron Board, and Parent negotiated the terms of the Support Agreement.  During that period, a number of drafts of the Support Agreement were exchanged and negotiated between the parties.

On June 2, 2015, Sutron retained Janney to provide the Board with a fairness opinion in connection with the anticipated Parent acquisition.

On June 9, 2015, the Board held a telephonic meeting.  Glen Goold also attended and, by invitation, investment bankers from Janney, and attorneys from Shulman Rogers.  Shulman Rogers updated the Board on the status of outstanding open items related to the merger agreement and timing of negotiation of the merger agreement and disclosure schedules.  The discussion focused on negotiations related to the break-up fee and Parent’s requirement that Board approval be unanimous.  The Board also discussed the Support Agreement and its terms.

On June 13, 2015, a representative of GT delivered a draft non-competition agreement to representatives of the Company.  During the period from June 13, 2015 through the date of execution of the non-competition agreement, the applicable senior executives and the management teams and legal advisors of Parent and the Company negotiated the terms of the non-competition agreement.  During that period, a number of drafts of the non-competition agreement were exchanged and negotiated between the parties.

On June 18, 2015, the Company Board held a meeting. Janney gave a presentation to the Board on the fairness opinion and delivered orally its view that the proposed per Share consideration is fair, from a financial point of view, to the Company’s shareholders. The Board discussed this presentation.  The Board also discussed the terms of the draft merger agreement as it then stood and the timing of next steps pertaining to the proposed merger agreement.  It further discussed the non-competition agreements delivered by GT on June 13.  Further, the Board discussed draft resolutions approving the merger, among other things, and the content thereof. The Board also discussed the draft press release prepared by an indirect subsidiary of Parent.

On June 20, 2015, Janney delivered to the Board a written opinion dated June 20, 2015, confirming the orally delivered fairness opinion dated June 18, 2015, that the proposed per Share consideration is fair, from a financial point of view, to the holders of the Company common stock.

Also on June 20, 2015, the Company held a Board meeting.  Glen Goold also attended and, by invitation, investment bankers from Janney, and attorneys from Shulman Rogers. Open issues were discussed relative to the Support Agreement, the Non-Competition Agreement and the disclosure schedules to the Merger Agreement. The current draft of the proposed joint press release (the “Press Release”) was reviewed, discussed and unanimously approved by the Board. The final version of the Fairness Opinion was discussed. The Board then reviewed and discussed in detail and then unanimously approved the Board Resolutions authorizing the Company to execute and deliver the Merger Agreement and other agreements referenced in the Merger Agreement and to consummate the transactions contemplated therein. Next steps of the process were then discussed by the Board.

On June 21, 2015, at approximately 10 p.m. (New York time), (i) the Company, Parent and Purchaser executed and delivered the definitive Merger Agreement, including disclosure schedules, as of June 21, 2015, (ii) the applicable stockholders, Parent and Purchaser executed and delivered the Support Agreement, (iii) the applicable senior executives, Parent and Purchaser executed and delivered the Non-Competition Agreements and (iv) OTT and the Company executed and delivered an amendment to the Standstill Agreement, ending the customary standstill restrictions on Parent and its affiliates.

On June 22, 2015, Hach Company, an indirect subsidiary of Parent, and the Company issued the Press Release announcing the transaction.  A copy of the Press Release is attached as Exhibit (a)(2)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Reasons for the Recommendation.

In evaluating the Offer and the Merger, the Board of Directors consulted with Sutron’s senior management, Sutron’s outside legal advisor, Shulman Rogers, and Sutron’s exclusive financial advisor, Janney, and, in the course of reaching its determination to approve the Merger Agreement, the Contemplated Transactions and to recommend that Sutron’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement, the Board of Directors considered the following material factors and benefits of the Offer and the Merger in determining to enter into the Merger Agreement and to recommend that the Company’s stockholders accept the Offer:

•
Premium to Market Price. The Board of Directors reviewed the historical market prices, volatility and trading information with respect to the Shares. Specifically, the Board of Directors noted that the $8.50 price to be paid for each Share represented a 66% premium over the closing price of the Shares on June 17, 2015, and over the prior three years the market price for the Shares had not exceeded $6.10 per share.

•
Sutron’s Business and Financial Condition and Prospects. The Board of Directors considered its familiarity with the business, operations, prospects, business strategy, properties, assets, cash position and financial condition of the Company, and the certainty of realizing in cash a compelling value for the Shares in the Offer and Merger.

•
Review of Strategic Alternatives. The members of the Board of Directors expressed their belief, after a thorough, independent review of strategic alternatives and discussions with the Company’s management and advisors, that the value offered to stockholders in the Offer and the Merger would be more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including remaining an independent company and pursuing the Company’s strategic plan, or pursuing a potential business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities. Notwithstanding, the Board insisted that the Merger Agreement contain provisions that would allow a third party to submit a superior proposal for consideration by the Board prior to the Acceptance Time.

•
Negotiations with Parent. The Board of Directors considered the course of negotiations between the Company and Parent, and the Board of Director’s belief, based on these negotiations, that $8.50 was the highest price per Share that Parent was willing to pay and that the terms negotiated to date were the most favorable terms to the Company to which Parent was willing to agree.

•
Independence of Board and Alignment of Interests.  In evaluating the Merger, the Board noted that the Company Board is comprised of a majority of independent directors who were able to evaluate the transaction and conclude it was advisable and in the best interests of stockholders.  In addition, the Board noted that key officers were significant shareholders of the Company, aligning their interests with those of other shareholders.

•
Likelihood of Completion. The Board of Directors considered its understanding that the Offer and the Merger likely would be completed based on, among other things, the absence of a financing condition or any condition requiring third party consents, Parent’s representation that it had sufficient financial resources to pay the aggregate Offer Price and to consummate the Merger, and Parent’s extensive prior experience in completing acquisitions of other companies.

•
Opinion of Janney. The Board of Directors considered that Janney presented certain financial analyses and delivered its oral opinion to the Board of Directors on June 18, 2015, which was subsequently confirmed in writing, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $8.50 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders as discussed under “Opinion of Janney” below.

•
Tender Offer Structure. The Board of Directors considered the fact that the transaction would be structured as a tender offer which could be completed promptly, resulting in cash consideration being delivered to the Company’s stockholders promptly, and reducing the period of uncertainty during the pendency of the transaction on stockholders, employees and customers, with a second-step Merger in which stockholders who do not tender their Shares in the Offer would also receive the same $8.50 Offer Price.

•
Extension of Offer. The Board of Directors considered the fact that, subject to its limited rights to terminate the Offer, Parent would be required to extend the Offer, at the Company’s request, beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

•
Cash Consideration. The Board of Directors considered that the form of consideration to be paid to holders of Shares in the Offer and Merger would be cash, which would provide certainty of value and liquidity to the Company’s stockholders.

•
Terms of the Merger Agreement. The Board of Directors considered the terms of the Merger Agreement, including the ability of the Board of Directors to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited superior proposal by a third party to acquire the Company prior to completion of the Offer.

•
Board of Director’s Ability to Withdraw or Change its Recommendation or Terminate the Merger Agreement. The Board of Directors considered its ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of the Breakup Fee.

•
Reasonableness of Breakup Fee and Expense Reimbursement. The Board of Directors determined that the Breakup Fee and the Company’s obligation, under certain circumstances, to reimburse Parent for up to $750,000 of expenses, which would be credited towards a subsequent Breakup Fee, would be within the customary range of breakup fees and expense reimbursements for transactions of this size and type, and that such amounts would not preclude another party from making a superior proposal.

The Board of Directors also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following:

•
No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction would prevent stockholders from participating in any future earnings or growth of the Company, and stockholders would not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engaged in future strategic or other transactions or as a result of improvements to the Company’s operations.

•	Taxable Consideration. The gains from the transaction contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes.

•
Effect of Public Announcement. The Board of Directors considered the potentially negative effect of a public announcement of the Merger Agreement on the Company’s operations, stock price and employees and its ability to attract and retain key management, sales and other personnel.

•
Effect of Failure to Complete Transactions. The Board of Directors considered potential negative effects if the Offer and the Merger and the other transactions contemplated by the Merger Agreement were not consummated, including:

o	the trading price of the Company’s common stock could be adversely affected;

o	the Company would have incurred significant transaction and opportunity costs attempting to consummate the transactions;

o	the Company could lose customers, suppliers, business partners and employees after the announcement of the Offer;

o	the Company’s business may be subject to significant disruption;

o	the market’s perceptions of the Company’s prospects could be adversely affected; and

o	the Company’s directors, officers, and other employees would have expended considerable time and effort to consummate the transactions.

•
Interim Restrictions on Business. The Board of Directors considered restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger that require the Company to operate its business in the ordinary course of business and other restrictions, other than with the consent of Parent, that could delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

•
Breakup Fee. The Board of Directors considered the requirement that the Company may be required to pay a Breakup Fee of $1.75 million if the Merger Agreement were to be terminated following the Company’s receipt of a competing offer, which potentially could deter third parties from making a competing offer for the Company, and could impact the Company’s ability to engage in another transaction for up to twelve (12) months after termination of the Merger Agreement.

•
Interests of the Board of Directors and Management. The Board of Directors considered the possibility that the executive officers and directors of the Company could have interests in the transactions contemplated by the Merger Agreement that would be different from, or in addition to, those of the Company’s stockholders.

The foregoing discussion of the Board of Directors’ reasons for its recommendation to accept the Offer is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its consideration of the Offer. The Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Board of Directors viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Board of Directors.

Certain Financial Forecasts.

The Company prepared certain limited financial analyses and forecasts regarding Sutron’s possible future operations (the “Financial Forecasts”).  The Financial Forecasts reviewed by the Board were prepared for use only by the Board of Directors and Janney and were not intended to, act as public guidance regarding the Company’s future financial performance.

The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Sutron’s control. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, market size and growth rates, market share, future pricing, levels of operating expenses, and probability of success, and management’s ability to execute, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Contemplated Transactions, or any other changes that may in the future affect Sutron or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Contemplated Transactions or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ.  Projected 2015 financial information for Sutron was based on five months of actual performance from January 1 through May 31, 2015 and seven months of projected performance from June 1 through December 31, 2015 provided by Sutron management to Janney as described in this document below.

The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Sutron or any of its advisors or representatives considered or consider the Financial Forecasts to be an accurate prediction of future events, and the Financial Forecasts should not be relied upon as such. None of Sutron or its advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

Sutron’s stockholders are cautioned not to place undue reliance on the Financial Forecasts included in this Schedule 14D-9, and such projected financial information should not be regarded as an indication that the Company, the Company Board, Janney, or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

A summary of the material projected financial information that was included in the Financial Forecasts is set forth below.

(in thousands, FYE Dec. 31)	2015	2016	2017	2018	2019
Revenue	$30,413	$41,719	$50,123	$59,227	$71,548
Net Income	$1,517	$4,968	$6,308	$7,889	$9,888

EBITDA Calculation:
Operating Income	$2,232	$7,459	$9,413	$11,845	$14,920
Plus: Depreciation & Amortization	633	633	633	616	448
EBITDA	$2,866	$8,092	$10,046	$12,461	$15,369

The Financial Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Financial Forecasts do not purport to present operations in accordance with U.S. Generally Accepted Accounting Principles. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 relates to the Company’s historical financial information. It does not extend to the Financial Forecasts and should not be read as doing so.

There can be no assurance that any projections will be, or are likely to be, realized, or that the assumptions on which they are based will prove to be, or are likely to be, correct. The Financial Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. You are cautioned not to place undue reliance on this information in making a decision as to whether to tender your Shares in the Offer.

Opinion of Janney.

On June 18, 2015, at a meeting of the Board of Directors of Sutron, Janney delivered to the Board an oral opinion, confirmed by delivery of a written opinion, dated June 20, 2015, to the effect that, based upon and subject to limitations and qualifications set forth in the opinion, the $8.50 per Share in cash to be received by the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such  holders. Janney’s opinion is provided as Annex II to this Schedule 14D-9.

The full text of the written opinion of Janney, dated June 20, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Janney is attached as Annex II to this Schedule 14D-9 and is incorporated into this Schedule 14D-9 by reference.  Sutron’s stockholders are encouraged to read this opinion carefully in its entirety.  The description of the opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

Janney’s opinion speaks only as of the date of its opinion.  The opinion is directed to the Board of Sutron and addresses only the fairness, from a financial point of view, of the $8.50 per Share in cash to be received by the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement.  Janney’s opinion does not address Sutron’s underlying business decision to effect the sale of the Company, the relative merits of the Contemplated Transactions as compared to any other alternative business strategies that might exist for Sutron, the effect of any other transaction in which Sutron might engage and does not constitute a recommendation as to whether or not any holder of stock should tender such holder’s stock in connection with the Offer or how any holder of stock should vote with respect to the Merger or any other matter.

At the direction of Sutron’s Board of Directors, Janney was not asked to, nor did it, offer any opinion as to the material terms of the Merger Agreement or the form or structure of the transaction. In rendering its opinion, Janney assumed, with the consent of Sutron’s Board of Directors, that the final executed form of the Merger Agreement did not differ in any material respect from the draft that it examined, and that Sutron, Purchaser and Parent will comply with all the material terms of the Merger Agreement.

For the purpose of rendering its opinion, Janney undertook such review and inquiries as it deemed necessary or appropriate under the circumstances, including the following:

•	Certain publicly available information such as annual reports, quarterly reports and SEC filings of the Company;

•	The historical financial performance, current financial position and general prospects of the Company;

•
Certain internal financial and operating information with respect to the business, operations and prospects of the Company, including certain historical financial adjustments and financial forecasts prepared by the management of the Company;

•	The Company’s historical financial performance, current financial position and general prospects with members of the Company’s senior management team;

•	The proposed financial terms of the Merger, as set forth in the draft Merger Agreement, dated June 20, 2015;

•	The current and historical price ranges of the Company’s common stock;

•
To the extent deemed relevant, analyzed the premiums paid for certain selected recent control merger and acquisition transactions of publicly traded companies and compared the premium implied by the Contemplated Transactions to the premiums in these transactions;

•	To the extent deemed relevant, analyzed information of certain selected publicly traded companies and compared the Company from a financial point of view to these other companies;

•
To the extent deemed relevant, analyzed information of certain other selected merger and acquisition transactions and compared the Merger from a financial point of view to these other transactions to the extent information concerning such transactions was publicly available;

•
Discussed with the Board and certain members of senior management of the Company the strategic aspects of the Contemplated Transactions, including, but not limited to, past and current business operations, financial condition and prospects (including their views on the risks and uncertainties of achieving the Company’s forecasts); and

•	Performed such other analyses and examinations as we deemed necessary.

In performing its review, Janney relied upon the accuracy and completeness of all of the financial and other information that was available from public sources, that was provided by the Company and its representatives or that was otherwise reviewed by Janney and assumed such accuracy and completeness for purposes of rendering its opinion.  Janney has further relied on the assurances of management of the Company that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  Janney has not been asked to and has not undertaken any independent verification of any of such information and Janney did not assume any responsibility or liability for the accuracy or completeness thereof.  For purposes of its opinion, Janney was not requested to, and did not, make an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any of its affiliates or subsidiaries and Janney was not furnished with any such evaluation or appraisal.  Janney did not make any physical inspection of the properties or assets of the Company.  With respect to the financial forecasts prepared by the Company’s management, the Company’s management confirmed to Janney that they have been prepared in good faith and reflect the best currently available estimates and judgments of such management of the future financial performance of the Company.  Janney expressed no opinion or view as to such financial projections or the assumptions on which they are based or whether the Company’s performance would be consistent with such forecasts if the Contemplated Transactions were not consummated.  For purposes of rendering its opinion, Janney relied only on the Company’s historical financial information, except for the financial forecasts prepared by the Company’s management for 2015 (which Janney assumed will be achieved) in connection with its Comparable Public Trading Multiple Analysis.  Janney assumed in all respects material to its analysis that all of the representations and warranties contained in the Merger Agreement and all related agreements were true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent to the Merger Agreement will not be waived and that the Contemplated Transactions will be consummated in a timely manner in accordance with the terms described in the Merger Agreement in the form provided to Janney without any amendments or modifications thereto.

Janney’s conclusion was rendered on the basis of market, economic and other conditions prevailing as of the date of its opinion and on the conditions and prospects, financial and otherwise, of the Company, as they exist and were known to Janney on the date of the opinion.

Janney’s opinion was furnished solely for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Contemplated Transactions, and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares or any other matter, including, without limitation, voting for the approval and adoption of the Merger Agreement, if required.  Janney’s opinion may not be relied upon by any creditors or other stakeholders of the Company.  Janney’s opinion is directed only to the fairness, from a financial point of view, as of the date of its opinion, of the $8.50 per Share in cash to be received by the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement and does not address the fairness of the Contemplated Transactions to, or any consideration received in connection therewith by, or the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, whether relative to the $8.50 per Share in cash to be received by the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Janney’s opinion was approved by a Janney fairness opinion committee.

Financial Analyses Conducted by Janney.

The following is a summary of the financial analyses presented to Sutron’s Board of Directors at its meeting held on June 18, 2015, in connection with the delivery of Janney’s oral opinion at that meeting and its subsequent written opinion.

In its evaluation of the proposed transaction, Janney analyzed the historical and projected financial performance of the Company and considered several valuation methodologies, including a premiums paid analysis, comparable public trading multiples analysis, a precedent transaction analysis and a discounted cash flow analysis, among others.

In performing its financial analyses, Janney noted that the Company has declining revenues (ex-acquisitions), operating income and net income trends over the past five years, but that the management of Sutron has projected that revenue and profitability would increase through the projected years, as described in more detail in this document under the caption “Certain Financial Projections” set forth above.

The summary set forth below does not purport to be a complete description of the analyses performed by Janney in arriving at its opinion. The fact that any specific analysis has been referred to in the summary below or in this Schedule 14D-9 is not meant to indicate that such analysis was given more weight than any other analysis. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances; therefore, such an opinion is not readily susceptible to partial analysis or summary description. No company, business or transaction used in such analyses as a comparison is identical to Sutron, nor is an evaluation of such analyses entirely mathematical. In arriving at its opinion, Janney did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Janney believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, would, in the view of Janney, create an incomplete and misleading view of the analyses underlying Janney’s opinion.

 Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Janney’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Janney’s analyses.

The analyses performed by Janney include analyses based upon forecasts of future results, which results might be significantly more or less favorable than those upon which Janney’s analyses were based. The analyses do not purport to be appraisals or to reflect the prices at which Sutron’s Shares might trade at any time after announcement of the Contemplated Transactions.  Because the analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to general economic and competitive conditions beyond the control of the parties or their respective advisors, neither Janney nor any other person assumes responsibility if future results or actual values are materially different from those contemplated above.

In conducting its analysis, Janney used the following valuation methodologies:

Transaction Premiums.  Janney reviewed for illustrative purposes the $8.50 per Share price per share in cash to be received by the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement in relation to the market prices of the Common stock over selected days and periods.

The analysis indicated that the price per Share to be paid to holders of the Shares pursuant to the Merger Agreement represented:

•	A premium of 66.7% to the closing price one day prior to June 17, 2015 of $5.10 per Share;

•	A premium of 64.4% to the closing price one week prior to June 17, 2015 of $5.17 per Share; and

•	A premium of 66.0% to the closing price one month prior to June 17, 2015 of $5.12 per Share.

Premiums Paid Analysis. Based on publicly available information, Janney analyzed the premiums paid on announced and completed control acquisitions over the last twelve months for companies that are publicly traded on a U.S. exchange with transaction values between $10 million and $250 million, excluding transactions in the financial services sector. Based on this information, Janney then used the 25th percentile and the 75th percentile range of these premiums for the one day, one week and one month periods prior to Sutron’s Share price on June 17, 2015 to reach an implied value per Share range for the Company.

The results of this analysis are summarized in the following table:

	Premium		Implied Share Price Range
	25th Percentile	75th Percentile	25th Percentile	75th Percentile
One Day	22.2%	63.2%	$6.23	$8.32
One Week	17.8%	61.3%	$6.09	$8.34
One Month	21.1%	72.4%	$6.20	$8.83

Comparable Public Trading Multiples Analysis.  Janney reviewed and compared certain historical and projected financial information for the Company to corresponding historical and projected financial information, ratios and public market multiples for the following publicly-traded companies in the water and environmental industry:

•	Danaher Corporation;
•	Teledyne Technologies Incorporated;
•	Thermo Fisher Scientific Inc.;
•	Vaisala Oyj; and
•	Xylem Inc.

Although none of the following companies are identical to the Company, Janney selected these companies because they had publicly traded equity securities and were deemed to be similar to the Company in one or more respects including the nature of their business, size and financial characteristics or performance.

Janney reviewed and analyzed each of these companies’ enterprise value as a multiple of LTM EBITDA, LTM Adjusted EBITDA and 2015 Projected EBITDA and equity value as a multiple of LTM Earnings and 2015 Projected Earnings. Based on this information, Janney calculated Sutron’s implied enterprise value range, implied equity value range and implied equity value per Share range based on the low and high LTM and 2015 Projected multiples of EBITDA and Earnings.  LTM financial information and adjustments for Sutron were provided to Janney by Sutron management. LTM adjustments to EBITDA provided by the Company’s management total $771,000, which includes stock based compensation; legal, investment banking and other expenses related to the Contemplated Transactions; Company Board fees; and costs savings related to the Company’s investment in surface-mount technology equipment.  Projected 2015 financial information for Sutron was based on five months of actual performance from January 1 through May 31, 2015 and seven months of projected performance from June 1 through December 31, 2015 provided by Sutron management to Janney as described in this document as “Certain Financial Forecasts” set forth above.

The following table summarizes the results of the Comparable Public Trading Multiples Analysis:

	Low	Mean	Median	High	Implied Share Price Range
EV / LTM EBITDA	8.0x	12.2x	11.6x	16.2x	$3.25	$5.31
EV / LTM Adjusted EBITDA	8.0x	12.2x	11.6x	16.2x	$4.47	$7.77
EV / 2015 Projected EBITDA	9.5x	12.3x	11.7x	15.7x	$6.61	$10.09
Price / LTM Earnings	15.3x	21.2x	19.0x	29.8x	$1.80	$3.51
Price / 2015 Projected Earnings	17.5x	19.2x	19.6x	20.0x	$5.24	$5.98

Precedent Transactions Analysis.  Based on publicly available information, Janney analyzed certain information relating to the following selected transactions announced in the environmental and water industry since 2010 and compared the Contemplated Transactions  from a financial point of view to these other transactions to the extent information concerning such transactions was publicly available.

These transactions were:

Date Announced	Acquirer	Target
12/17/13	Vaisala Oyj	3TIER, Inc.
7/13/12	Xylem Inc.	MJK Automation A/S
7/11/11	ITT Corporation	YSI, Inc.
9/29/10	Danaher Corporation	Keithley Instruments
9/14/10	ITT Corporation	O.I. Corporation

Although none of the following target companies in the selected transactions were identical to Sutron, Janney selected these transactions because the respective targets were deemed to be similar to the Company in one or more respects including the nature of their business, size and financial characteristics or performance.

Janney reviewed and analyzed for each of these transactions the implied enterprise value of the target company based on the announced transaction price as a multiple of LTM EBITDA and LTM Adjusted EBITDA. Based on the range of this information, Janney calculated Sutron’s implied enterprise value range, implied equity value range and implied equity value per Share range based on the low and high LTM multiples of EBITDA. LTM financial information and adjustments for Sutron were provided to Janney by Sutron management.

The following table summarizes the results of the Precedent Transaction Analysis:

	Low	Mean	Median	High	Implied Share Price Range
EV / LTM EBITDA	9.7x	10.8x	10.8x	11.8x	$3.67	$4.22
EV / LTM Adjusted EBITDA	9.7x	10.8x	10.8x	11.8x	$5.14	$6.01

Discounted Cash Flow Analysis.  Janney performed a Discounted Cash Flow Analysis to estimate the present value of Sutron’s common stock based on the Company’s projected future cash flows. Janney used the Company’s projections for the last six months of 2015 and the Company’s projections for 2016 – 2019 as described in this document as “Certain Financial Forecasts” set forth above.   Based on these projections, Janney calculated an illustrative implied valuation range, using a perpetuity growth assumption range of 1.5% – 3.5% based on a number of factors, including U.S. historical and projected real GDP growth and the Company’s historical growth rate, and a discount rate assumption range of 9.5% – 15.5%, representing Sutron’s estimated weighted average cost of capital based on the Company’s peer group as identified above in the Comparable Public Trading Multiples Analysis. This analysis resulted in a range of illustrative per Share value of $8.27 - $18.03. It should be noted that the implied valuation per Share range using this method is highly dependent upon Company management’s projections as well as the terminal value assumptions used.

The $8.50 per Share in cash to be received by the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was determined through negotiation between Sutron and Parent, and the decision by Sutron’s Board of Directors to enter into the Merger Agreement was solely that of Sutron’s Board of Directors. The Janney opinion and financial analyses were only one of many factors considered by Sutron’s Board of Directors in its evaluation of the Contemplated Transactions and should not be regarded as determinative of the views of Sutron’s Board of Directors or management with respect to the Contemplated Transactions or the $8.50 per Share in cash to be received by the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement.

Sutron retained Janney based on Janney’s qualifications, experience and expertise as an investment banking and financial advisory firm. After considering a number of investment banking and financial advisory firms, Sutron determined that Janney offered the optimal combination of experience, sophistication and cost effectiveness.  Janney, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, private placements and valuations for corporate and other purposes. Janney has consented to the inclusion of its written opinion delivered to the Board of Directors, dated June 20, 2015, in this Schedule 14D-9 filing.

Janney has acted as exclusive financial advisor to Sutron in connection with the Contemplated Transactions, and has participated in certain of the negotiations with respect thereto, and will receive a fee for its services, a substantial part of which is contingent upon the successful completion of the Contemplated Transactions.  Janney will also receive a fee for rendering its opinion (which fee is not contingent on the successful completion of the Contemplated Transactions or the conclusions expressed in its opinion).  The Company has agreed to reimburse certain of Janney’s expenses and to indemnify Janney for certain liabilities arising out of its engagement as exclusive financial advisor to the Company and rendering its opinion. In the ordinary course of Janney’s business as a broker-dealer, it may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of the Company or Parent for its own account or for the accounts of customers.  As of June 20, 2015, Janney, on behalf of its customers, holds a total of 618,371 shares of Sutron common stock, which constituted 12% of the Company’s issued and outstanding common stock as of that date.  Janney, through its equity research analysts, provides equity research to its clients with respect to the publicly traded stock of Parent.  Except as previously described, there were no other material relationships in which compensation was received or was intended to be received as a result of the relationship during the two years prior to the date of Janney’s opinion between Janney and any party to the Merger Agreement.

Intent to Tender.

The Support Stockholders have entered into the Support Agreement, pursuant to which each has agreed, in his or her capacity as a stockholder of the Company, to tender all of his or her Shares, as well as any additional Shares that he or she may acquire (pursuant to the exercise of options or otherwise), to Purchaser in the Offer.

The Support Agreement will terminate in the event the Merger Agreement is terminated. Excluding RSUs that vest and Options that are exercisable within 60 days, approximately 22% of the issued and outstanding Shares of the Company are subject to the Support Agreement.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Janney as its exclusive financial advisor on December 19, 2014.  On June 2, 2015, the Company retained Janney to render an opinion to the Company Board as to the fairness from a financial point of view of the $8.50 per Share in cash to be received by the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement. The discussion pertaining to the retention of Janney by Sutron in Item 4 (“The Solicitation or Recommendation — Opinion of Janney”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Sutron nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Sutron’s stockholders on its behalf in connection with the Offer or the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than pursuant to the Support Agreement and as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), Sutron is not undertaking or engaged in any negotiations in response to the Offer that relate to:

• a tender offer for, or other acquisition of, the securities of Sutron, any of its subsidiaries or any other person;
• any extraordinary transaction, such as a merger, reorganization or liquidation, involving Sutron or any of its subsidiaries;
• any purchase, sale or transfer of a material amount of assets of Sutron or any of its subsidiaries; or
• any material change in the present dividend rate or policy, indebtedness or capitalization of Sutron.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Golden Parachute Compensation.

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide information about compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Contemplated Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The information required by Item 402(t) of Regulation S-K is set forth above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates – Employment Agreements” and “— Summary of Potential Payments Upon Change-in-Control,” and is incorporated herein by reference.

Appraisal Rights.

Holders of Shares do not have appraisal or dissenters’ rights as a result of the Offer, and holders of the Shares will not have appraisal rights in connection with the Merger as long as the Shares continue to be listed on the NASDAQ Capital Market through to the effective time of the Merger.

Virginia Affiliated Transactions Statute.

Article 14 of Chapter 9 of Title 13.1 of the VSCA contains provisions governing Affiliated Transactions. “Affiliated Transactions” include: (i) any merger or share exchange with an interested shareholder; (ii) the transfer to any interested shareholder of corporate assets with a fair market value greater than 5% of the corporation’s consolidated net worth; (iii) the issuance to any interested shareholder of voting shares with a fair market value greater than 5% of the fair market value of all outstanding voting shares of the corporation; (iv) any reclassification of securities or corporate reorganization that will have the effect of increasing by 5% or more the percentage of the corporation’s outstanding voting shares held by any interested shareholder; and (v) the dissolution of the corporation if proposed by or on behalf of any interested shareholder. For purposes of the VSCA, an “Interested Shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder. This prohibition is subject to the approval of the Affiliated Transaction by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the Disinterested Directors. A “Disinterested Director” means, with respect to a particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board.

At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder, or require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors. None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors.

As a part of the Company Board’s adoption of the Merger Agreement and Plan of Merger and approval of the Merger and the transactions contemplated thereby, including the Offer, the Company Board also took action to make the provisions of the Affiliated Transactions Statute not applicable to the acquisition of Shares by the Purchaser pursuant to the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement. Based on the foregoing, the Company Board has determined that the Merger Agreement, the Merger and the transactions contemplated thereby are not subject to the Affiliated Transactions statute.

Control Share Acquisitions Statute.

The VSCA also contains a “control share acquisitions statute” which provides that shares of a publicly held Virginia corporation that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation. A control share acquisition is defined, with certain exceptions, as the acquisition of the beneficial ownership of voting shares which would cause the acquirer to have voting power within the following ranges or to move upward from one range into another: (i) 20% to 33%; (ii) 331/3% to 50%; or (iii) more than 50%, of such votes. The control share acquisition statute does not apply to an acquisition of shares of a publicly-held Virginia corporation (1) pursuant to a merger or share exchange effected in accordance with the VSCA if the publicly-held corporation is a party to the merger or share exchange agreement, (ii) pursuant to a tender offer or exchange offer that is made pursuant to an agreement to which the publicly-held corporation is a party or (iii) directly from the publicly-held corporation. The VSCA allows a corporation to “opt-out” of the control share acquisition statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to acquisitions of shares of such corporation. The By-Laws were amended in the Board resolutions approving the Merger to contain such a provision, thus rendering the control share acquisitions statute inapplicable to the acquisition of shares by the Purchaser and Parent pursuant to the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement.

Short-Form Merger.

Section § 13.1-719 of the VSCA provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary or any other stockholders of the subsidiary. If Parent, Purchaser and their respective affiliates acquire at least 90% of the outstanding Shares in the Offer, Parent, Purchaser and Sutron shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained in accordance with Section § 13.1-719 of the VSCA.

Top-Up Option.

Pursuant to the Merger Agreement, the Company granted to Purchaser the Top-Up Option to purchase, at the Per Share Amount, such number of newly issued Shares (the “Top-Up Option Shares”), equal to the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 13.1-719 of the VSCA (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option); provided, however, that (i) the Top-Up Option shall not be exercisable for a number of Shares that the Company is authorized to issue under the Company’s articles of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of the exercise of the Top-Up Option, and (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Option Shares shall not be prohibited by any governmental order.  The Top-Up Option is exercisable only once, in whole but not in part, at any time after the purchase of and payment for Shares pursuant to the Offer by Purchaser but before the earlier to occur of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms.  The aggregate purchase price for the Top-Up Option Shares may be paid by Parent or Purchaser, at its election, either in cash or by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price, or of any combination of the foregoing.

Annual Report on Form 10-K.

For additional information regarding the business and the financial results of Sutron, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated herein by reference except to the extent modified hereby and any amendments thereto when available.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Shares will be tendered in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Contemplated Transactions on the Company’s business and the fact that the announcement and pendency of the Contemplated Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including the Company’s product development programs; the continuing global economic uncertainty and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2014. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)
Offer to Purchase, dated June 26, 2015 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO, filed by Danaher Corporation and Satellite Acquisition Corp. with the SEC on June 26, 2015).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit(a)(1)(C) to the Schedule TO)
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(D) to the Schedule TO)
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees (incorporated herein by reference to Exhibit(a)(1)(E) to the Schedule TO)
(a)(1)(F)	Summary Advertisement as published on June 26, 2015 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO)
(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9)
(a)(2)(A)	Joint press release, dated June 22, 2015, issued by Sutron Corporation and Hach Company (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO)
(a)(2)(B)	Opinion of Janney Montgomery Scott, dated June 20, 2015 (included as Annex II to this Schedule 14D-9)
(e)(1)
Agreement and Plan of Merger, dated as of June 21, 2015, by and among, Danaher Corporation, Satellite Acquisition Corp. and Sutron Corporation (incorporated by reference to Exhibit 2.1 to Sutron Corporation’s Current Report on Form 8-K filed with the SEC on June 22, 2015)

(e)(2)
Tender and Support Agreement, dated June 21, 2015, by and among Danaher Corporation, Satellite Acquisition Corp., and executive officers, directors and certain stockholders of Sutron Corporation (incorporated by reference to Exhibit 99.2 to Sutron Corporation’s Current Report on Form 8-K filed with the SEC on June 22, 2015)

(e)(3)(A)
Non-Competition Agreement, dated June 21, 2015, by and among Danaher Corporation, Satellite Acquisition Corp., and each of Raul S. McQuivey, Ashish H. Raval, and Daniel W. Farrell (incorporated by reference to Exhibit(d)(3) to the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2015	SUTRON CORPORATION

	By:	/s/ Raul McQuivey
Raul McQuivey President and CEO

Annex I

SUTRON CORPORATION, 22400 Davis Drive, Sterling Virginia 20164, (703) 406-2800

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General Information

This Information Statement (the “Information Statement”) is being mailed on or about June 26, 2015 in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) of Sutron Corporation, a Virginia corporation (“Sutron,” the “Company,” “we” or “our”), with respect to the cash tender offer by Satellite Acquisition Corp. (“Purchaser”), a Virginia corporation and a wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company’s stockholders to a majority of the seats on the Board of Directors of Sutron (the “Board”). Such designation would be made pursuant to Section 2.4 of the Agreement and Plan of Merger, dated June 21, 2015 (as amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company with the Company continuing as the surviving corporation (the “Merger”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on June 26, 2015 to purchase all of the outstanding Shares at a price per share of $8.50 net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 5:00 P.M., New York City time, at the end of the day on July 27, 2015, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 26, 2015.

The Merger Agreement provides that, effective upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”) and from time to time thereafter, Parent shall be entitled to designate up to such number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Company Board and (ii) a fraction, the numerator of which is the number of Shares held by Parent and the Purchaser (giving effect to the Shares purchased pursuant to the Offer and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option), and the denominator of which is the total number of then outstanding Shares.  Upon request from Parent, Sutron has agreed to take all actions necessary, including securing resignations of incumbent directors, and/or increasing the size of the Board of Directors, to enable Parent’s designees to be elected or designated to the Board of Directors.  From time to time after the Acceptance Time, the Company shall take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Company Board on each committee of the Company Board to the fullest extent permitted by all applicable laws, including the rules of the NASDAQ Capital Market.  The date on which the majority of the Company's directors are designees of Parent that have been effectively elected or appointed to the Company Board in accordance with the Merger Agreement is referred to in the Merger Agreement as the “Board Appointment Date.”

Notwithstanding the foregoing, the Merger Agreement provides that at all times prior to the completion of the Merger, the Company Board shall include at least three (3) directors (“Continuing Directors”) who were members of the Company Board immediately prior to the election or appointment of directors designated by Parent, each of whom shall be an “Independent Director” under the federal securities laws and the rules of the NASDAQ Capital Market and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto.

Prior to the completion of the Merger, the approval of a majority of the Continuing Directors shall be required in order to (i) amend or terminate the Merger Agreement, or agree or consent to any amendment or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or the Purchaser under the Merger Agreement, (iii) waive any of the Company’s rights under the Merger Agreement, or (iv) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

Annex I - 1

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the possible appointment of Parent’s designees to the Board other than at a meeting of stockholders.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

Parent Designees

Information with Respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be Parent’s designees to the Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). Each of the Potential Designees has consented to serve as a director of the Company, if so designated. None of the Potential Designees currently is a director of, or holds any position with the Company. Parent has informed the Company that, to Parent’s knowledge, none of the Potential Designees has a familial relationship with any directors or executive officers of the Company, beneficially owns any equity securities (or rights to acquire such equity securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed the Company that, to its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 5:00 p.m., New York City time, at the end of the day on July 27, 2015, and that upon assuming office, Parent’s designees will thereafter constitute at least a majority of the Board.

Annex I - 2

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of February 9, 2015, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701.

Name	Age	Employment and History
Daniel L. Comas	51	Director and President of Purchaser since Purchaser was formed, Mr. Comas has served as Executive Vice President and Chief Financial Officer of Parent since 2005.
Robert S. Lutz	57
Director, Vice President, Treasurer and Secretary of Purchaser since Purchaser was formed, Mr. Lutz served as Vice President—Chief Accounting Officer of Parent from March 2003 to February 2010 and has served as Senior Vice President and Chief Accounting Officer since February 2010.

Daniel A. Raskas	48
Vice President of Purchaser since Purchaser was formed, Mr. Raskas joined Parent as Vice President—Corporate Development in November 2004 and has served as Senior Vice President, Corporate Development since February 2010.

William H. King	47	Mr. King has served as Senior Vice President - Strategic Development of Parent since May 2014 after serving as Vice President – Strategic Development from May 2005 until May 2014.
Angela S. Lalor	49
Ms. Lalor has served as Senior Vice President - Human Resources of Parent since April 2012. Prior to joining Parent, Ms. Lalor served for 22 years in a series of progressively more responsible positions in the human resources department of 3M Company, a global manufacturing company, including most recently as Senior Vice President, Human Resources.

Certain Information Concerning Sutron

The authorized capital stock of the Company consists of 12,000,000 shares of Common Stock par value $0.01 per share. The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of the close of business on June 26, 2015, there were 5,084,134 shares of Common Stock outstanding (or 5,419,360 including outstanding options and vested and non-vested restricted stock units). As of the date of this Information Statement, Parent and its affiliates do not own any shares of Common Stock.

Parent may be deemed the beneficial owner of Shares as a result of the Tender and Support Agreement dated as of June 21, 2015 (the “Support Agreement”) by and among Parent, Purchaser and each director, executive officer and certain stockholders of the Company.  Pursuant to the Support Agreement, each of these stockholders (the “Support Stockholders”) has agreed (solely in their capacity as stockholders and, if applicable, as holders of stock options), among other things (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares owned or thereafter acquired by such stockholder as promptly as practicable (but in no event later than ten (10) business days after the commencement of the Offer), (ii) not to transfer any of such stockholder’s equity interests in the Company, including any Shares, subject to certain exceptions, (iii) not to take any action that would interfere with the performance of such stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such stockholder’s Shares in support of the Merger in the event that stockholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (vi) to grant to Parent or its designee an irrevocable proxy to vote its Shares in accordance with paragraphs (iv) and (v) above, (vii) not to initiate, solicit, propose, knowingly encourage or take any action to knowingly facilitate, or engage in, continue or otherwise participate in discussions with third parties regarding other proposals to acquire the Company, except as permitted by the Merger Agreement, and (viii) not to commence or join in (and to take all steps necessary to opt out of any class in a class action) any claim or action, derivative or otherwise, against Parent, Purchaser or Sutron, or any of their respective successors challenging the validity of or seeking to enjoin the operation of, any provision of the Support Agreement or alleging breach of fiduciary duty of any person in entering into the Merger Agreement. The Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the completion of the Merger, (iii) the date the Offer shall have been terminated or the Expiration Date shall have occurred, in each case without acceptance for payment of the stockholder’s Shares pursuant to the Offer, (iv) any change to the terms of the Offer or the Merger without the prior written consent of a Tender and Support Stockholder that (A) reduces the Offer Price or the merger consideration (subject to adjustment in compliance with Section 2.1(c) of the Merger Agreement) or (B) changes the form of consideration payable in the Offer or the Merger, and (v) the mutual written consent of the parties to the Support Agreement.

Annex I - 3

Excluding RSUs that vest and Options that are exercisable within 60 days, approximately 22% of the issued and outstanding Shares of the Company are subject to the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which includes certain other obligations, conditions and restrictions, filed as Exhibit (e)(2) to the Schedule 14D-9 and incorporated herein by reference.

Current Directors and Executive Officers of Sutron

The following table sets forth certain information with respect to directors and executive officers of the Company as of June 26, 2015:

Name	Age	Position
Directors:
Raul S. McQuivey, Ph.D.	76	President, CEO and Chairman of the Board
Ashish H. Raval	43	Director, Senior Vice President
Leland R. Phipps	59	Director
John F. DePodesta	70	Director
Larry C. Linton	74	Director
Other Executive Officers:
Daniel W. Farrell	62	Senior Vice President
Glen E. Goold	43	CFO

The principal occupation for at least the last five years of each director, as well as other information, is set forth below.

Annex I - 4

Board of Directors

Raul S. McQuivey, Ph.D., age 76, has served as a director since 1976 and as President, Chief Executive Officer, and Chairman of the Board of Directors since January 1989.  Dr. McQuivey served as Executive Vice President from September 1980 to January 1989, Treasurer of the Company from March 1983 to March 1984 and as Secretary from March 1983 until September 1989.  Dr. McQuivey earned a B.S. in Civil Engineering from Utah State University in 1961, an M.S. in Civil Engineering (Hydraulics) from Colorado State University in 1963, and a Ph.D. in Civil Engineering (Hydraulics, Hydrology and Fluid Mechanics) from Colorado State University in 1967.  He is a Registered Professional Engineer.  Having served with the Company since 1976, Dr. McQuivey has extensive experience in all aspects of the Company’s business and industry and has strong management and technical skills.

Ashish H. Raval, age 43, has served as a director since August 2011 and as a Senior Vice President since May 2011.  Mr. Raval has managed the Company’s Integrated Services Division since January 2001 and also since January 2012 has the responsibility of managing the Company’s Sales and Marketing and ILEX Software Division.  He joined the Company as an Applications Engineer in the Integrated Systems Division in 1997.  Mr. Raval began his career working as an instrumentation engineer in Walk, Haydel & Associates, a Dames & Moore Company.  Mr. Raval received a B.S. in Instrumentation Engineering from University of Pune, India in 1993 and a Masters in Electrical Engineering with specialization in Control Systems Engineering from the University of New Orleans in 1996.  Mr. Raval has strong technical skills and industry knowledge.  He also has extensive experience in sales and marketing.

Leland R. Phipps, age 59, has served as a director and as the Chairman of the Audit Committee since March 2008.  He is also a member of the Governance and Compensation Committee and Marketing Committee of the Board.  Mr. Phipps began his career with KPMG Peat Marwick working in the Private Business Advisory Services of the firm from 1982 to 1983.   He left KPMG to become a principal with Concept Automation, Inc. (CAI) where he served as the Chief Financial Officer from 1983 to 1989.  He become CAI’s President and Chief Operating Officer in 1989 and remained until 1995 when CAI was acquired by BTG, Inc.  During his tenure at CAI, revenues grew from $500 thousand to approximately $100 million.  He was a Senior Vice President over Integration and Network Systems with BTG from 1995 to 1997 and was responsible for a new business unit that began with a backlog of $20 million and grew to $60 million of revenue within two years.  Mr. Phipps founded Plexar Corporation, a diversified holding company, in 1997.  Mr. Phipps is a Certified Public Accountant.  He received a B.S. in Accounting and a Master of Accountancy (MAcc) degree from Brigham Young University.  Mr. Phipps has strong financial, operational and overall executive management skills and experience.

John F. DePodesta, age 70, has served as a director since August 2011, as the Chairman of the Governance and Compensation Committee and as a member of the Audit Committee since November 2011.   He co-founded Primus Telecommunications Group, Inc. (“Primus”) in 1994 and served as a Director, Executive Vice President, Chief Legal Officer and Chief Corporate Development Officer and Secretary of Primus from 1994 to 2010.  Primus was listed as a Fortune 1000 company during its fifth year of operations.  Mr. DePodesta served from 1994 to 2002 as the Chairman of the Board of Iron Road Railways Incorporated, which he co-founded in 1994. He served as Senior Vice President, Law and Public Policy, of Genesis Health Ventures, Inc. from January 1996 through March 1998, during which time this long term care provider grew from $500 million in revenues to over $2 billion in revenues. Additionally, from 1994 to 1999, he served as “of counsel” to the law firm of Pepper Hamilton LLP, where he was previously a partner since 1979. Before joining Pepper Hamilton LLP, Mr. DePodesta served as the General Counsel of Consolidated Rail Corporation and General Counsel-Reorganization for the Penn Central Trustees from 1970 to 1979. Since 1994, he has served on the Board of Directors of Educational Credit Management Corporation, where he is currently Chairman of the Board, Chairman of the Governance and Compensation Committee, Chairman of the Investment Committee and serves as Chairman of the Board of its for-profit and not-for-profit subsidiaries, including Zenith Education Group.  Since February 2, 2015, Mr. DePodesta has served as a member of the Board of Directors of Genesis HealthCare, Inc. the largest provider of long-term, acute care and therapy services in the United States, and also serves as a member of the Audit Committee and Compensation Committee. Mr. DePodesta also served on the Board of Directors of Genesis HealthCare Corporation from December 2003 until June 2007, where he served on the Audit Committee.  Mr. DePodesta holds a BA from Harvard College and a JD from the University of Pennsylvania Law School. Mr. DePodesta has extensive experience in law and regulation, corporate governance, corporate management, mergers and acquisitions, equity and debt financing and working with global high growth technology companies.

Annex I - 5

Larry C. Linton, age 74, has served as director since August 2011 and as Chairman of the Marketing Committee since November 2011, and is also a member of the Audit Committee and the Governance and Compensation Committee.   He was employed by the First National Bank of Oregon as a Credit Officer and Commercial Loan officer from 1966 to 1969.  He founded Landa, Inc. in 1969 and served as Chief Executive Officer until 1999. He is currently the owner and Chief Executive Officer of Water Tech Industries, a drinking water equipment manufacturing company, located in Carrollton, Texas. Linton is a current member of the Brigham Young University (“BYU”) President's Leadership Council. He was formerly a member of the BYU Alumni Board from 1991 to 1996.  He was former Senior Vice President of Operations for Cascade Pacific Boy Scouts Council from 1999 to 2005.  He was the President of the Cleaning Equipment Manufacturers Association in 1991. Mr. Linton earned a B.S. in Business Management from BYU and a Master of Business Administration from Arizona State University.   Mr. Linton has extensive experience in sales and marketing, corporate management and working with growth companies.

Other Executive Officers

The biographies for Dr. McQuivey and Mr. Raval are provided under the heading “Board of Directors” above.

Daniel W. Farrell, age 62, has served as a Senior Vice President of the Company since March 1984 and served as a Director of the Company from May 1988 through May 2013.  Mr. Farrell has managed the Company’s Research and Development Division since August 1989. Prior to managing the Research and Development Division, Mr. Farrell was a Project Manager in the Water Resources Division.  Mr. Farrell joined the Company in September 1976 as a staff scientist.  Mr. Farrell received a B.S. in Chemistry from Brigham Young University in 1976.

Glen E. Goold, age 43, has served as the Chief Financial Officer, Treasurer and Secretary of the Company starting March 2014.  Mr. Goold joined the Company in November 2012 as the Assistant Chief Financial Officer and Director of Finance and was promoted to the position of Interim Chief Financial Officer in October 2013.  Prior to joining the Company, Mr. Goold served as an Associate Vice President with the Carlyle Group from 2005 to 2012.  Prior to Carlyle, Mr. Goold served as a Tax Manager for Ernst & Young.  Mr. Goold received Master of Accountancy and B.S. in Accounting degrees from Brigham Young University in 1997.

Mr. Phipps, Mr. DePodesta and Mr. Linton are non-employees of the Company and are independent as defined by the NASDAQ Capital Market listing standards and, therefore, result in a majority of the Company’s Board of Directors being independent in accordance with the NASDAQ Capital Market listing standards.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors does not have a policy on whether or not the roles of Chief Executive Officer and Chairman of the Board should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from the non-employee Directors or be an employee.  The Board of Directors believes that it should be free to make a choice from time to time in any manner that is in the best interests of the Company and its shareholders.

Currently, Dr. McQuivey serves as the Chairman of the Board, President and Chief Executive Officer of the Company.  The Board currently does not have a lead director.  The Board has determined that having the Company’s Chief Executive Officer serve as Chairman is in the best interest of the Company’s shareholders at this time, as this structure makes the best use of Dr. McQuivey’s extensive knowledge of the Company and the industry, as well as fostering greater communication between the Company’s management and the Board.

Management is responsible for the day-to-day management of the risks the Company faces, while the Board of Directors, as a whole and through its Committees, has responsibility for determining strategy and policy and for the oversight of risk management.  The Board of Directors regularly reviews information regarding the Company’s liquidity and operations as well as the risks associated with each.  The Board of Directors also holds strategic planning sessions with senior management to discuss strategy, key challenges and risks and opportunities for the Company.  The Board encourages management to promote a corporate culture that incorporates risk management into the Company’s corporate strategy and day-to-day business operations.

Annex I - 6

While the Board of Directors is ultimately responsible for risk oversight, the Board of Directors’ Committees assist the Board of Directors in fulfilling its oversight responsibilities in certain areas.  For example, the Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting and internal controls.  Pursuant to its Charter, the Audit Committee is also responsible for reviewing and discussing with management the Company’s policies with respect to risk assessment and risk management.  In addition, the Audit Committee reviews and discusses with management the Company’s major risk exposures and the process used to manage those exposures that could have a material effect on the Company’s financial statements.  The Governance and Compensation Committee is responsible for management of risks relating to the Company’s compensation program and policies and assesses the Company’s effectiveness at linking pay to performance as well as aligning the interests of executives and other employees with those of the Company’s shareholders.  The Governance and Compensation Committee also assists the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization, membership and structure and succession planning for directors and executive officers, as well as other areas of corporate governance.  The Marketing Committee assists management and the Board of Directors in determining how to market strategically the Company’s products and services. While each Committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through Committee reports and management presentations about such risks.

Board and Committee Meetings

During fiscal year 2014, the Board held seven meetings, including telephone conference meetings. The three standing Committees of the Board are the Audit Committee, the Governance and Compensation Committee, and the Marketing Committee.  The Charter of the Governance and Compensation Committee was approved by the Board on May 8, 2013 and essentially consolidated the duties and responsibilities of the former Compensation Committee and the former Governance and Nominating Committee.  No director attended fewer than 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all Committees of the Board on which he served.  Although the Company does not have a policy with regard to Board members’ attendance at the Company’s annual meeting of shareholders, all directors are encouraged to attend the annual meeting.  All members of the Board of Directors attended the 2014 Annual Meeting of Shareholders.

Audit Committee.    Mr. Phipps, Mr. DePodesta and Mr. Linton are the current members of the Audit Committee. Mr. Phipps is the Chairman of the Audit Committee. The Board has determined that Mr. Phipps is the “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission. The Audit Committee met six times during fiscal year 2014. The Audit Committee’s primary responsibilities are to provide oversight of the Company’s accounting and financial controls, review the scope of and procedures to be used in the annual audit, review the financial statements and results of the annual audit, and retain and evaluate the performance of the independent accountants and the Company’s financial and accounting personnel.

Each current member of the Audit Committee meets the independence and other requirements to serve on our Audit Committee under the rules of the SEC and listing standards of the NASDAQ Capital Market.

The Audit Committee has a formal Charter that was amended and restated in April 2014 and is available on the Company’s website at www.sutron.com under “Investor Info.”

Governance and Compensation Committee.    Mr. DePodesta, Mr. Linton and Mr. Phipps are the current members of the Governance and Compensation Committee. Mr. DePodesta serves as the Chairman of the Governance and Compensation Committee. The Governance and Compensation Committee met two times during fiscal 2014. The principal responsibilities of the Governance and Compensation Committee are to assist the Board in carrying out its responsibilities with regard to (i) employee benefit plans, employee stock option and equity-based incentive plans; (ii) matters relating to the compensation of persons serving as directors, senior management and the Chief Executive Officer of the Company; (iii) identify individuals qualified to become Board members; (iv) recommend that the Board select director nominees for the annual meeting of shareholders; (v) oversee the evaluation of the Board, its Committees and management; (vi) review the functions of officers and review with the CEO the succession plans relating to officers of the Company; and (vii) oversee the corporate governance of the Company, the Board and its Committees on effective management and leadership.

Each current member of the Governance and Compensation Committee meets the independence and other requirements to serve on our Governance and Compensation Committee under the rules of the SEC and listing standards of the NASDAQ Capital Market. The Governance and Compensation Committee has a formal Charter that is available on the Company’s web site at www.sutron.com under “Investor Info.”

Annex I - 7

Marketing Committee.    Mr. Linton, Mr. Phipps and Mr. Raval are the current members of the Marketing Committee (“Marketing Committee”). Mr. Linton is the Chairman of the Marketing Committee and was appointed to that position in November 2011. The Marketing Committee met three times during fiscal 2014. The principal responsibilities of the Marketing Committee are to identify and to recommend improvements in the areas of sales and marketing to the Board of Directors and management.  The Marketing Committee does not have a formal charter.

Director Nomination Process

The Company did not engage a third party to assist in identifying and evaluating the individuals nominated for election as directors at this meeting.  Historically, the Governance and Compensation Committee, and the predecessor Nominating Committee, have relied on recommendations from its members to identify nominees. In considering whether to nominate any particular candidate for election to the Board, the Governance and Compensation Committee uses various criteria to evaluate each candidate, including an evaluation of each candidate’s integrity, business acumen, knowledge of the Company’s business and industry, experience, diligence, potential conflicts of interest and the ability to act in the interests of the Company’s shareholders. The Governance and Compensation Committee evaluates biographical information and interviews selected candidates.  The Governance and Compensation Committee considers whether directors and director nominees bring diverse perspectives and life experiences to the Board, but the Company does not have a formal policy with regard to the consideration of diversity in identifying director nominees.

The Governance and Compensation Committee also considers whether a potential nominee would satisfy the NASDAQ Capital Market standards for “independence” and the SEC’s definition of “audit committee financial expert.” The Governance and Compensation Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. The Governance and Compensation Committee believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

Director Compensation

Each independent director is paid an annual retainer of $15,000, an attendance fee of $1,500 for each meeting of the Board of Directors where the director is physically present and $1,000 if attended telephonically.  Each independent director is paid an attendance fee of $1,500 for each Committee meeting of the Board of Directors where the director is physically present and $1,000 if attended telephonically.  The Audit Committee Chairman receives a $7,000 annual retainer.  The Governance and Compensation Committee Chairman receives a $3,000 annual retainer.  Each independent director also may receive restricted stock units on the shareholder meeting date that vest over a one-year period and/or stock options as recommended by the Governance and Compensation Committee and approved by the Board of Directors. Employee directors are not eligible for compensation for their services as directors.

The following table provides a summary of compensation paid to members of the Company’s Board of Directors during 2014.

Name (1)	Fees Earned or Paid in Cash ($)(2)	RSU Awards Stock Awards ($) (3)	Total ($)
Leland R. Phipps	48,500	16,050	64,550
John F. DePodesta	40,500	16,050	56,550
Larry C. Linton	45,000	16,050	61,050

(1)
Raul S. McQuivey and Ashish H. Raval are not included in this table as they are employees of the Company and thus receive no compensation for their services as a director.  The compensation received by them in fiscal year 2014 is shown on the Summary Compensation Table included herein.

(2)	Includes all fees earned or paid in cash for services as a director in fiscal year 2014, including annual retainer, Board committee chair fees and meeting fees.
(3)
Amounts shown represent the aggregate grant date fair value in respect of restricted stock units granted to the specified directors, calculated in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation”.  See Note 14, “Stock Based Compensation,” to the Company’s consolidated financial statements set forth in the Company’s Form 10-K for the year ended December 31, 2014 for the assumptions made in determining grant date fair values. These amounts reflect the aggregate grant date fair value for these restricted stock units and are not intended to represent the value, if any, that is or will be actually realized by the individual.

Annex I - 8

At the end of fiscal year 2014, directors owned the following number of restricted stock units and stock options:

Name	Unvested RSU Awards	Vested RSU and Stock Options
Leland R. Phipps	3,000	27,000
John F. DePodesta	3,000	9,863
Larry C. Linton	3,000	9,863

Management Ownership of Common Stock

Set forth below is information concerning stock ownership of each named executive officer, director and director nominee, and all directors and executive officers of the Company as a group, as of March 13, 2015.  The information as to securities beneficially owned are, in each instance, based upon information furnished by each individual.  As to the shares shown to be beneficially owned, the owner has sole investment and voting power, unless otherwise indicated.

Beneficial Owner	Number of Beneficial Shares Owned	Percentage of Shares of Common Stock Outstanding (1)
Raul S. McQuivey, Ph.D. (2)	838,186	16.5%
Daniel W. Farrell (3)	226,308	4.5%
Ashish H. Raval (4)	106,250	2.1%
Leland R. Phipps (5)	30,000	0.6%
John F. DePodesta (6)	12,863	0.3%
Larry C. Linton (7)	12,863	0.3%
All executive officers and directors as a group	1,225,470	24.1%

(1)	See Note 1 under "PRINCIPAL SHAREHOLDERS."
(2)	See Note 2 under "PRINCIPAL SHAREHOLDERS."
(3)
Mr. Farrell’s holdings consist of 94,948 shares that are held by Daniel W. Farrell and Jill E. Farrell, Mr. Farrell's wife, as Joint Tenants with a Right of Survivorship, 131,360 shares owned directly by Mr. Farrell.

(4)
Mr. Raval’s holdings consist of 28,750 shares owned directly by Mr. Raval and indirectly 5,000 shares owned by Vaishali Raval, Mr. Raval’s wife, and 70,000 shares subject to options exercisable within 60 days after March 20, 2015, and 2,500 restricted stock units that have vested.

(5)
Includes 21,000 shares subject to options exercisable within 60 days after March 20, 2015, 6,000 restricted stock units that have vested and have been converted to shares as of March 20, 2015 and 3,000 restricted stock units that are expected to vest within 60 days after March 20, 2015.

(6)
Includes 3,863 shares subject to options exercisable within 60 days after March 20, 2015, 6,000 restricted stock units that have vested and have been converted to shares as of March 20, 2015 and 3,000 restricted stock units that are expected to vest within 60 days after March 20, 2015.

(7)
Includes 3,863 shares subject to options exercisable within 60 days after March 20, 2015, 6,000 restricted stock units that have vested and have been converted to shares as of March 20, 2015 and 3,000 restricted stock units that are expected to vest within 60 days after March 20, 2015.

Employment and Other Agreements

The Company does not have any Employment Agreements with any Executive Officers and has no other plan or arrangement that would result in any Executive Officer receiving compensation as a result of their resignation, retirement or any other termination of employment with the Company.  Option agreements and restricted stock units provide for the immediate vesting of all unvested stock options in the event of a change in control of the Company.

Annex I - 9

Summary Compensation Table

The following table sets forth information concerning cash and other compensation paid to or earned by our chief executive officer, and other executive officers, whom we refer to as our “Named Executive Officers” during the fiscal years ended December 31, 2014 and 2013 as follows:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Raul S. McQuivey	2014	200,000	-	7,695	20,381	228,076
Chief Executive Officer	2013	208,148	-	7,695	16,657	232,500
Daniel W. Farrell	2014	175,000	-	5,130	10,730	190,860
Senior Vice President	2013	183,886	-	5,130	13,644	202,660
Ashish H. Raval	2014	205,000	-	19,238	13,550	237,788
Senior Vice President	2013	200,000	-	19,238	14,256	233,494
Glen E. Goold	2014	180,000	-	-	12,200	192,200
Chief Financial Officer	2013	133,462	13,000	-	6,698	153,160

(1)	Includes regular base salary earnings in fiscal years 2014 and 2013.
(2)	Bonus amounts represent amounts awarded for performance during the fiscal year and paid after the fiscal year end.
(3)
Represents the fair value of shares of restricted stock units granted in fiscal year 2012 and issued in fiscal year 2014, the reported amounts represent the grant date fair values of the awards, in accordance with FASB Topic 718. The grant date fair value is determined by multiplying the number of shares granted by the closing price of the Company's Common Stock on the grant date and then multiplying this amount by the estimated probability of meeting certain individual and company goals.

(4)	Consists of the following: Company paid life insurance, Company paid auto allowance and Company’s 401k matching contribution.

Equity Awards

Mr. Raval and Mr. Goold were each awarded 100,000 stock options under the Company’s 2012 Stock Option Plan. Both grants vest over five years, 20 percent every May 21st as long as each officer remains employed by the Company.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have not Vested ($)		Market Value of shares or units of stock that have not vested ($)
Glen E. Goold	-	-	-	100,000	(2)	48,010
Ashish H. Raval	50,000	$6.90	2/26/2017	105,000	(2)	48,010
	20,000	$6.47	5/18/2020	10,000	(1)	77,100

(1)	Represents the remaining unvested shares from the restricted stock unit award granted on February 23, 2012.
(2)
Mr. Raval’s options will vest in the amount of 5,000 shares on May 18, 2015 and 20,000 shares on each of May 21, 2015, 2016, 2017, 2018 and 2019 and have an exercise price of $4.52. Mr. Goold’s shares will vest in the amount of 20,000 shares on each of May 21, 2015, 2016, 2017, 2108 and 2019 and have an exercise price of $4.52.

Annex I - 10

Stock Vested

Name	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(1)
Ashish H. Raval	2,500	(2)	12,500

(1)
Calculated by multiplying the number of shares by the fair market value of the Company’s Common Stock (based on the closing price for the Common Stock on the NASDAQ Capital Market) on the date of vesting.

(2)	Represents the shares that vested on December 31, 2014 from the restricted stock unit award granted on February 23, 2012.

Certain Relationships and Related Transactions

In 2014, the Company did not have any related party transactions with officers or directors.

Section 16(a) Beneficial Ownership Reporting

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and persons who own more than 10% of the Company’s common stock to file reports of ownership and change in ownership with the SEC.  Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.  Based solely on a review of the copies of such forms furnished to the Company or representations of reporting persons, the Company has determined that during the fiscal year ended December 31, 2014, all reporting persons complied with all appropriate filings except Raul McQuivey and Glen Goold.  Dr. McQuivey filed 21 Form 4s (37 transactions) and 14 Form 5s (34 transactions) in 2014 to report his previously unreported transactions dating back to 2002. Of these, one Form 5 relating to a single transaction on December 27, 2013, had a due date of February 14, 2014 but was not filed until May 20, 2014. Mr. Goold filed a Form 3 in 2014 which was due in 2013 (no transactions).

Report of the Audit Committee

This Report of the Audit Committee of Sutron Corporation’s Board of Directors (the “Audit Committee”) is required by the Securities and Exchange Commission and shall not be deemed to be incorporated by reference into any filing under the Securities Act or under the Exchange Act by any general statement incorporating by reference this Proxy Statement, and shall only be incorporated into other filings to the extent that the Company specifically incorporates this information by reference, and shall not be deemed soliciting material or filed under the Securities Act or Exchange Act.

The Audit Committee is composed of three directors.  All the committee members are independent directors under the NASDAQ Capital Market and Securities and Exchange Commission audit committee structure and membership requirements. The three committee members are Mr. Leland R. Phipps (the current Chairman of the Audit Committee and the designated “financial expert”, as defined under applicable SEC rules), Mr. John F. DePodesta and Mr. Larry C. Linton.   The Audit Committee charter sets forth the duties and responsibilities of the Audit Committee.  The Audit Committee’s primary responsibilities, described more fully in its charter, are to provide oversight of the Company’s accounting and financial controls, review the scope of and procedures to be used in the annual audit, review the financial statements and results of the annual audit, and retain and evaluate the performance of the independent registered public accounting firm and the Company’s financial and accounting personnel.  The Audit Committee conducted its annual review of the charter in March 2015.

The Company’s management has the primary responsibility for the financial statements and reporting process, which includes the Company’s systems for internal control.  Yount, Hyde & Barbour, P.C. the Company’s independent registered public accounting firm, is responsible for performing an independent audit of the Company’s financial statements in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB), expressing an opinion, based on its audit, as to the conformity of such financial statements with accounting principles generally accepted in the United States. The Audit Committee’s responsibility is to monitor and oversee these processes, including engaging in discussions with management and the Company’s independent registered public accounting firm.

The Audit Committee members are not professional accountants or auditors, and their role is not intended to duplicate or certify the activities of management and the independent registered public accounting firm.  The Committee serves a board-level oversight role, in which it provides advice, counsel and direction to management and the independent registered public accounting firm on the basis of the information it receives and develops, discussions with management and the independent registered public accounting firm, and the experience of the Committee’s members in business, financial and accounting matters.

Annex I - 11

In carrying out its oversight responsibilities, the Audit Committee convened six times in 2014.  All members of the Audit Committee were present at these meetings in person or by phone.  In addition, the Chairman of the Board and CEO of Sutron Corporation as well as the CFO were routinely invited, as appropriate, and regularly attended most meetings.  Non-committee Board members were also routinely invited, as appropriate, and attended as time and circumstance warranted.   In addition to the Audit Committee meetings, the Chairman of the Audit Committee held regular individual discussions with the external auditors and the CFO.  The members of the Audit Committee were regularly informed about the content and results of these discussions.

In March 2015, the Audit Committee reviewed with Sutron management the audited consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014.  The review included a discussion of the quality and acceptability of the Company’s financial reporting and controls, including the reasonableness of significant judgments and the clarity of disclosures in the consolidated financial statements.

The Audit Committee also met with Yount, Hyde & Barbour, P.C., who are responsible for expressing an opinion on the conformity of the Company’s audited financial statements with Generally Accepted Accounting Principles.  Yount, Hyde & Barbour, P.C. presented a report to the Audit Committee that summarized their work relating to their audit of the financial statements of Sutron Corporation.  The Audit Committee also reviewed and discussed with Yount, Hyde & Barbour their judgments as to the quality and acceptability of the Company’s financial reporting and such other matters as are required to be discussed with the Audit Committee under auditing standard No. 16.  In addition, the Audit Committee discussed with Yount, Hyde & Barbour, P.C. their independence from management and the Company, including the matters in their written disclosures required by the Professional Standards of the PCAOB. The Audit Committee has concluded that the independent registered public accounting firm’s provision of tax preparation work is the only non-audit services provided and that these non-audit services to the Company are deemed compatible with the auditor’s independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE AS OF MARCH 28, 2015
Leland R. Phipps, Chairman
John F. DePodesta
Larry C. Linton

Annex I - 12

Principal Shareholders

The following table sets forth the names and addresses of all persons who beneficially owned more than 5% of the issued and outstanding shares of the Company's Common Stock on March 20, 2015.

	Number of Shares	Percentage
Name and Address of	of Common Stock	of Shares
Beneficial Owner	Beneficially Owned	Outstanding(1)
Raul S. McQuivey, Ph.D. (2)	838,186	16.5%
22400 Davis Drive
Sterling, Virginia 20164
Perlus Microcap Fund L.P. (3)	930,057	18.3%
Templar House, Don Road
St. Helier, Jersey
Channel Islands, JE12TR

(1)
As of March 20, 2015, the Company had 5,084,134 shares of Common Stock outstanding.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock that such person could purchase by exercising outstanding options and options that will become exercisable within 60 days of March 20, 2015, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Dr. McQuivey’s holdings consist of 647,586 shares held by Dr. Raul S. McQuivey and Karen T. McQuivey, Dr. McQuivey's wife, as Trustees for the Raul S. McQuivey Trust and the Karen T. McQuivey Trust, and 190,600 shares held by Raul McQuivey.

(3)	The information with respect to the shares of Common Stock held by Perlus Microcap Fund L.P. (Perlus) is based on filings made on Form 4 on March 10, 2015 with the SEC by Perlus.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company’s chief executive officer, chief financial officer, principal accounting officer and persons performing functions similar to a controller, as well as other officers, directors and employees of the Company.  The Code of Ethics is posted on the Company’s website at www.sutron.com under “Investor Info.”

Annex I - 13

Annex II

JANNEY MONTGOMERY SCOTT LLC

INVESTMENT BANKING

Established 1832

June 20, 2015

The Board of Directors
Sutron Corporation
22400 Davis Drive
Sterling, VA 20164

Members of the Board of Directors:

Sutron Corporation, a Virginia corporation (“Sutron” or the “Company”), and Merger Sub, a Virginia corporation and wholly owned indirect subsidiary of Danaher Corporation (“Parent”), a Delaware corporation, are entering into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub will commence a tender offer to acquire all of the issued and outstanding shares of common stock of the Company at a price equal to $8.50 per share (the “Consideration”). Following the consummation of such tender offer, Merger Sub will merge with and into Sutron (the “Merger”).

You have asked our opinion, as of the date hereof, whether the Consideration to be received in the Merger is fair, from a financial point of view, to the holders of shares of Sutron common stock.

Our opinion does not address, among other things, (i) the relative merits of the Merger as compared to other business strategies or transactions that might be available to the Company, (ii) the underlying business decision of the Company or any other party to proceed with or effect the Merger or (iii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Consideration to the extent expressly specified herein).  Our opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender its shares, or how such shareholder should vote or act with respect to the Merger.  At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the structure of the Merger.  In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft dated June 20, 2015 that we have reviewed, (ii) the Company, Parent and Merger Sub will comply with all material terms of the Agreement, and (iii) the Merger will be consummated in accordance with the terms of the Agreement without any waiver or amendment of any material term or condition thereof.  We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger, will be obtained without any material delay or adverse effect on the Company, Parent or Merger Sub or the Merger.

In rendering our opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances including, among other things, the following:

(a)           reviewed certain publicly available information such as annual reports, quarterly reports and SEC filings of the Company;

(b)           reviewed the historical financial performance, current financial position and general prospects of the Company;

(c)           reviewed certain internal financial and operating information with respect to the business, operations and general prospects of the Company, including certain historical financial adjustments and financial forecasts prepared by the management of the Company;

(d)           discussed the Company’s historical financial performance, current financial position and general prospects with members of the Company’s senior management team;

Annex II - 1

(e)           reviewed the proposed financial terms of the Merger, as set forth in the draft Agreement, dated June 20, 2015;

 (f)           reviewed the current and historical price ranges and trading activity of the Company’s common stock;

(g)           to the extent deemed relevant, analyzed the premiums paid for certain selected recent control merger and acquisition transactions of publicly traded companies and compared the implied premium of the Consideration to these transactions;

(h)           to the extent deemed relevant, analyzed information of certain selected publicly traded companies and compared the Company from a financial point of view to these other companies;

(i)           to the extent deemed relevant, analyzed information of certain other selected merger and acquisition transactions and compared the Merger from a financial point of view to these other transactions to the extent information concerning such transactions was publicly available;

(j)           discussed with the Board and certain members of senior management of the Company the strategic aspects of the Merger, including, but not limited to, past and current business operations, financial condition and prospects (including their views on the risks and uncertainties of achieving the Company’s forecasts); and

(k)           performed such other analyses and examinations as we deemed necessary.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and its representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion.  We have further relied on the assurances of management of the Company that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof.  For purposes of this opinion, we have not been requested to, and did not, make an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any of its affiliates or subsidiaries and we have not been furnished with any such evaluation or appraisal.  We have not made any physical inspection of the properties or assets of the Company.  With respect to the financial forecasts prepared by the Company’s management, the Company’s management has confirmed that they have been prepared in good faith and reflect the best currently available estimates and judgments of such management of the future financial performance of the Company.  We express no opinion or view as to such financial projections or the assumptions on which they are based or whether if the Merger were not consummated that the Company’s performance would be consistent with such forecasts.  For purposes of rendering this opinion, we have relied only on the Company’s historical financial information, except for the financial forecasts prepared by the Company’s management for 2015 (which we have assumed will be achieved) in connection with our public company analysis.  We have assumed in all respects material to our analysis that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent to the Agreement are not waived and that the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement in the form provided to us without any amendments or modifications thereto.

Janney Montgomery Scott LLC, as part of its investment banking business, is engaged in the valuation of companies and their securities in connection with mergers and acquisitions.  We have acted as exclusive financial advisor to the Company in connection with the Merger, and have participated in certain of the negotiations with respect thereto, and will receive a fee for our services, a substantial part of which is contingent upon the successful completion of the Merger.  We will also receive a fee for rendering this opinion (which fee is not contingent on the successful completion of the Merger or the conclusions expressed herein).  The Company has agreed to reimburse certain of our expenses and to indemnify us for certain liabilities arising out of our engagement as exclusive financial advisor to the Company and rendering this opinion. In the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of the Company or the Parent for our own account or for the accounts of customers.  As of the date hereof, we, on behalf of our own account and for the account of our customers, hold 618,371 shares of common stock of the Company, which constitutes 12% of the Company’s issued and outstanding common stock.  We, through our equity research analysts, provide equity research to our clients with respect to the publicly traded stock of the Parent.  Except as described herein, there are no other material relationships that existed during the two years prior to the date hereof or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between us and any party to the Merger.  We may provide investment banking services to the Parent or its affiliates in the future for which we would seek customary compensation.

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Our conclusion is rendered on the basis of market, economic and other conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company, as they exist and are known to us on the date hereof and, except for the delivery of one or more updated opinions at the request of the Company for an additional fee (which fee is not contingent on the successful completion of the Merger or the conclusions expressed in such opinion), we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.  Our opinion is furnished solely for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Merger, and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares, or how such shareholder should vote or act on the Merger.  Our opinion may not be relied upon by any creditors or other stakeholders of the Company.  Our opinion is directed only to the fairness, from a financial point of view, as of the date hereof, of the Consideration to be received by holders of shares of Company common stock and does not address the fairness of the Merger to, or any consideration received in connection therewith by, or the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, whether relative to the Consideration or otherwise.  We are not expressing any opinion as to the impact of the Merger on the solvency or viability of the Company, any of the other parties to the Agreement or Parent or their ability to pay their debts when they become due.  This opinion should not be construed as creating any fiduciary duty on our part to any party.  This opinion shall not be reproduced, summarized, described or referred to without Janney’s prior written consent and accompanied by customary disclaimers; provided, that this opinion may be reproduced in any public document relating to a proposed transaction filed with the Securities and Exchange Commission and distributed to the Company’s shareholders (each such document, a “Filing”), so long as this opinion is reproduced in such Filing in its entirety and any description of or reference to Janney Montgomery Scott LLC, and the summary of the such Opinion and the analysis underlying the Opinion included in such Filing, is required to be included in such Filing by applicable securities or other laws and regulations and is approved by us in writing in advance of such Filing.  Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice.  It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.  Furthermore, we have relied, with your consent, on the assessments by the Company and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Merger.  This opinion has been approved by our fairness opinion committee.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Merger is fair, from a financial point of view, to the holders of Company common stock.

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC

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